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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   EMTEC, INC.
             (Exact name of Registrant as specified in its charter)


               Delaware                           2-54020                       87-0273300
    (State or other jurisdiction of           (Commission File                 (IRS Employer
    incorporation or organization)                Number)                   Identification No.)

                               817 East Gate Drive
                         Mount Laurel, New Jersey 08054
                    (Address of principal executive offices)


                  Registrant's telephone number: (856) 235-2121

                                  -------------

        Securities to be registered pursuant to Section 12(b) of the Act:

                                                                             Name of each exchange
                 Title of each class                                          on which registered
              --------------------------                                  -------------------------------

                      --------                                                  --------

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                                  -------------



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


Item 1.  Business

         We are an e-Business and information technology ("IT") solutions provider that structures and implements complex, highly integrated systems that enable our customers to exchange information with their partners and customers in a purely digital format, making them more efficient and effective and thereby affording them a competitive advantage. We also offer our clients a variety of IT services ranging from basic product support to complex network and applications design. Our e-Business services include, among others, web enablement, consulting, application development, and information security. Our customers are primarily Fortune 2000 and other large and mid-sized companies located principally in the Mid-Atlantic and Southeastern United States, with annual revenues ranging from $50.0 million to $500.0 million. We service our customer base from leased facilities in New Jersey, Connecticut, Georgia, and South Carolina.

         Historically, the most significant portion of our revenues has been derived from our activities as a reseller of IT products such as workstations, servers, microcomputers, applications software and networking and communications equipment. However, as we are actively endeavoring to transition our business from that of a reseller to an e-Business and IT solutions provider, we anticipate that an increasing percentage of our future revenues will be derived from the IT solutions component of our business.

         Prior to January 17, 2001, we were engaged in the oil and gas exploration and development business under the name American Geological Enterprises, Inc. On that date, we completed a merger with Emtec, Inc., a privately held New Jersey corporation ("Emtec-NJ"), which since 1980 had been engaged in the business of providing IT products and services to the computer industry. As a consequence of this merger, Emtec's executive officers replaced our executive officers; its designees assumed majority control of our board of directors; its shareholders and others collectively acquired approximately 81.8% of our outstanding equity; and we changed our name to "Emtec, Inc."

         Our executive offices are located at 817 East Gate Drive, Mount Laurel, New Jersey; telephone: (856) 235-2121. Our website is located at www.emtecinc.com. The information on our website is not part of this registration statement.

Industry Background

         The broad market in which we compete is the provision of IT services. This marketplace consists of traditional IT services such as hardware and software procurement, life-cycle services, and network consulting, as well as new and innovative Internet services such as web enablement, e-Business consulting, e-Business application development, and information security.

         As the market for IT products has matured over the past several years, price competition has intensified. That factor, combined with abbreviated product lifecycles, has forced IT product manufacturers to pursue lower cost manufacturing and distribution strategies. Resellers who were able to serve the needs of corporate end users requiring diverse brands of products and related IT services were initial beneficiaries of this heightened competition. More recently, however, continuing competition and manufacturers' renewed efforts to improve their cost structure have led to both consolidations and business failures among resellers. Manufacturers have shifted from exclusive distribution partners to "open sourcing" and some have begun direct selling efforts with a view to capturing market share from resellers.

         At the same time that the market for IT products is consolidating, the market for IT services and, in particular, for e-Business services, is expanding. Many companies have become increasingly dependent on the use of IT as a competitive tool in today's business environment. The need to distribute and access data on a real-time basis throughout an organization and between organizations has led to the rapid growth in network computing infrastructures that connect numerous and geographically dispersed end users through local and wide area networks. This growth has been driven by the emergence of industry standard hardware, software, and communications tools, as well as the significant improvement in the performance, capacity, and utility of such network-based equipment and applications.

         The decision-making process that confronts companies when planning, selecting, and implementing IT solutions continues to grow more complex. Organizations are continually faced with technology obsolescence and must design new networks and upgrade and migrate to new systems. As a result of the rapid changes in IT products and the risks associated with the commitment of large capital expenditures for products and services whose features and perceived benefits are not within the day-to-day expertise of operating management, many businesses increasingly are outsourcing some or all of their network management and support functions and are seeking the expertise of independent providers of IT products and services.

Our Strategy

         Our primary business objective is to become a leading single-source provider of high quality and innovative IT products, services, and support. We believe that by working with a single-source provider, business organizations will be able to adapt more quickly to technological changes and reduce their overall IT costs. To this end, we are pursuing the following strategies:

         o     Capitalizing on Existing Relationships

         We are striving to grow the e-Business solutions and e-Business infrastructure components of our business, predicated upon our ability to successfully cultivate our long-term relationships with both our client base and with manufacturers of IT products. We have strong ties with Sun, IBM, and CISCO, as well as relationships with key industry participants such as Microsoft, Novell, Veritas, Citrix, Compaq, HP, and others. Moreover, we believe that our history of satisfying our larger clients' IT product requirements will facilitate our efforts to successfully market our broad range of e-Business services to this particular segment of our client base.

         o     Developing New Relationships

         We will focus on directing new prospects to our web site, as well as encouraging their use of our strategy workshops and e-Business innovation centers.

         o     Promoting New Products

         In the last several years, we have cultivated an internal application development practice that has yielded several product offerings, the most significant of which focuses on sales force automation. Our sales force automation system, which goes well beyond traditional sales prospect management, encompasses a number of alternative strategies for lead and prospect development, as well as a means of tracking sales progress according to specific selling processes and methodologies. This software package, which we utilize as part of our own sales and marketing strategy, is marketed to our clients as well. We intend to enhance promotional efforts for this new product and others in the coming years.

         o     Pursuing Strategic Acquisitions

         We will seek to expand our service offerings, to add to or enhance our base of technical or sales personnel, and to nurture and expand client relationships by means of synergistic acquisitions. We intend to focus on companies with management teams that are willing to commit to their continued long-term participation in our growth, in the following candidate categories:

         o Sun Microsystems resellers that possess solution-oriented sales staffs and certified engineers;

         o e-Business consultants that complement our existing e-Business infrastructure; and

         o Companies that specialize in, or have broad experience with, Oracle database development.

Our Business

         o     e-Business and IT Services

                 o     Web Self-Service Solutions

                  Many businesses are seeking ways to improve client communication, to provide access to account, shipping, and order information, and generally to manage their client relationships more efficiently in "real time". We help structure web enabling front-end systems and company "frequently asked questions" libraries, providing productive ways to expand a client's business and service its clients. We also structure web enabling for back-end legacy systems that afford access by authorized employees, clients, and suppliers to order entry, account, and shipping status.

                 o     Business Relationship Management

                  The rapid creation and sometimes equally rapid disappearance of e-marketplaces or other business to business resources require that organizations find ways to quickly develop new online relationships that can help them achieve their business objectives. Our business relationship management solutions provide clients with a business partner integration platform that streamlines and simplifies connectivity and integration with trading partners and any trading exchanges (e-marketplaces or e-hubs) within a given industry. Based on an open data model, it extends the enterprise by sharing data, both inside and outside the enterprise, with key suppliers, manufacturers, and clients.

                 o    Data Management

                  The emergence of e-Business, combined with the introduction of data-intensive technologies such as multimedia and data warehousing, has resulted in an explosive growth of information to manage within an enterprise. Management of this information is essential to the success of the enterprise. We help manage and protect our clients' critical data by offering options to store and manage data; creating tailored backup solutions to preserve data in the event of system failure; designing highly available systems that protect against lost productivity, delivery times, and profitability that occur when a company's IT resources fail; and building a strategic resource that includes an entity's full computer infrastructure from server to desktop and backup and storage, which simplifies management of complex computing environments, while ensuring consistently high levels of service to end users.

                 o     E-Infrastructure Architecture

                  Configuration management is a process applied over the life cycle of any product that provides visibility and control of a product's functional, performance, and physical attributes. We offer configuration management solutions to assure that a product performs as intended, and its physical configuration is adequately identified and documented to a level of detail sufficient to repeatedly produce the product and meet anticipated needs for operation, maintenance, repair, and replacement.

                  If revisions to systems are not tracked, the benefits of having a documented configuration management system diminish over time. The tracking and management of revisions are an integral part of maintaining an accurate database of configurations. We help clients implement processes to manage revisions made to systems and help manage the loading of patches and updates, from testing through to installation. Security concerns are also a vital component of infrastructure architecture. Design and implementation of systems require authentication and authorization services for users and the construction of network firewalls.

                 o    Information Appliance Solutions

                  System architecture has evolved over time from mainframes to client/server models. "Thin Client" architecture is a new approach that removes everything from the desktop except the physical components a user needs -- keyboard, mouse, a display, and audio input and output. All of the computing is performed on centralized shared servers. We utilize thin client technology in developing solutions for our clients and provide maintenance and upgrade services for such technology. Use of thin client technology decreases acquisition and maintenance costs for clients implementing it, as all installation and maintenance is completed at the server level rather than at individual workstations.

         We offer our clients network design and implementation services that facilitate the development of detailed network specifications and implementation tactics. We work with our clients to produce design documentation for the physical, logical, and operational network infrastructures. When producing this documentation, we consider how the new technology will integrate existing hardware and software and how it will be managed on an ongoing basis.

         o Lifecycle Management Services

         Our lifecycle management services are designed to provide clients with continuous availability of service and support throughout the lifecycle of their IT investments, including the full spectrum of IT product acquisition and support services needed to support server environments. Our services include:

            o Evaluation and prioritization of business objectives to determine the best course of action for our clients;

            o Consultation with clients to identify the right IT products and services for their needs;

            o Leveraging our extensive vendor relationships to quickly source the right combination of products;

            o Providing logistical support needed to deploy a major technology roll out;

            o Offering financial support to reduce the overall operating cost of maintaining current technology through a private label lease program; and

            o Providing continuous support to enable a client to improve end-user satisfaction, minimize downtime, and lower the total cost of ownership.

         o e-Business Solution Development

         In fiscal 2000, we initiated an effort to develop e-Business applications. To date, we have:

            o Developed two human resources web self-service solutions for clients; and

            o Developed a proprietary application for automating and enhancing the front-end sales process.

         Our proprietary application has been sold to one client and is being branded and packaged for sales to others. We expect to offer it both for internal deployment by clients and for remote deployment by means of our own application hosting services.

         We have also developed proprietary software applications to be used in conjunction with configuration management (cataloguing a product's attributes and performance so as to optimize operational life) and disaster recovery (recovering data in the event of system malfunction or failure) of large enterprise servers. Presently, we are incorporating these applications into our configuration management of large enterprise servers and are developing enhancements that will permit their deployment directly over the web to a client location.

         Our e-Business and IT services activities accounted for approximately 15.45%, 13.42% and 10.74% of our total revenues for the nine months ended December 31, 2000 and fiscal years 2000 and 1999, respectively.

     o IT Reseller

     We are an authorized reseller of the products of many leading IT manufacturers, such as 3Com, CISCO, Compaq, HP, IBM, Intel, Microsoft, NEC, Veritas, Novell, and Sun. Such products include workstations, servers, networking and communications equipment, enterprise computing products, and application software. Our business depends in large part upon our ongoing access to well established aggregators, in particular Ingram Micro, Inc. and Tech Data Corp. to enable us to acquire IT products at competitive prices and on reasonable terms for resale to our clients.

     Through our alliances with Ingram and Tech Data, we provide our customers with competitive pricing and value-added services such as electronic product ordering, product configuration, testing, warehousing, and delivery. Our relationships with our aggregators allow us to minimize inventory risk by ordering products primarily on an as-needed basis. We believe that in most cases our ability to acquire products on a cost-plus basis affords us the opportunity to avail ourselves of prices lower than those that could be obtained independently from manufacturers or other vendors. We utilize electronic ordering and pricing systems that provide real-time status checks on the aggregators' inventories and maintain electronic data interchange links to other suppliers, thereby enabling our sales team to schedule shipments more accurately and to provide electronically-generated client price lists.

     In particular, we rely upon products manufactured by Sun, which accounted for 47%, 36% and 21% of our computer products acquired for resale in the nine months ended December 31, 2000 and fiscal years 2000 and 1999, respectively.

     We have not entered into any long-term supply contracts with any of our suppliers, as we purchase computers, computer systems, components, and parts on a purchase order basis. Our agreements with Ingram and Tech Data, who collectively supplied approximately 80%, 43% and 22% of our resale products in the nine months ended December 31, 2000 and fiscal years 2000 and 1999, respectively, may be terminated by such companies at any time upon prior written notice ranging from 30 to 90 days.

     We may receive manufacturer rebates resulting from equipment sales. In addition, we receive volume discounts and other incentives from various suppliers. Except for products in transit or products awaiting configuration at our facility, we generally do not maintain large inventory balances. Both of our primary vendors limit price protection to that provided by the manufacturer (generally less than 30 days) and they restrict product returns, other than defective returns, to a percentage (the percentage varies depending on the vendor and when the return is made) of product purchased. Those returns must occur during a defined period, at the lower of the invoiced price or the current price, subject to the specific manufacturer's requirements and restrictions.

     Our IT reseller activities accounted for approximately 84.55%, 86.58% and 89.26% of our total revenues for the nine months ended December 31, 2000 and fiscal years ended 2000 and 1999, respectively.

     o Consulting Services

         o Strategy Workshops

         We conduct e-strategy workshops to help our clients determine where to start and what to build. Participation enables our clients to evaluate critical business processes and organizational structures. It also helps them to define their e-Business objectives and then translate them into a roadmap for implementation.

         In these workshops, we examine organizational or project goals, target clients, marketplace, competitive environment, and a variety of other factors to identify the best opportunities for the client, and we then create a plan for developing the best solution. We benchmark best practices across industries to help leverage what others have already successfully implemented. Competitors' e-Business efforts are also examined for a strategic comparison. The strategy can be used to mold ideas into manageable projects that can be implemented immediately. Finally, opportunities are prioritized, a program plan and business case are created, and a roadmap is set-up to move forward with definition, design, and implementation.

         o e-Business Innovation Centers

         We have developed e-Business innovation centers at our Norcross, Georgia and northern New Jersey locations. These facilities offer our clients the ability to test the scalability and suitability of a hardware and software configuration before investing in the technology. Equipped with high-end Sun TM servers, Sun Ray TM thin clients, Sun TM storage arrays, and 600MHz eight-processor NT servers, as well as a wide array of software applications including Lotus Notes/Domino, Cognos Business Intelligence software, IBM's DB2 product family, WebSphere Application Server, and Commerce Suite, and staffed by high-level certified engineers, each e-Business innovation center can simulate up to a 2,000-user load, including a complete e-Business framework from the end-user to the back-office system.

     o Other Services

         o K-12 Specialized Solutions for Student and Faculty Needs

         We integrate top-quality curriculum software and computer products into the classroom. We have significant experience in building local area networks that link many campuses together. We also provide district-wide support and sustain Internet access to educational resources worldwide. We tailor our array of services to make the best use of limited funds.

Marketing

         Our marketing efforts are focused on:

         o Broadening our public image as an e-Business and IT service provider;

         o Promoting our new e-Business and e-Infrastructure offerings to current clients, prospects, partners, and investors;

         o Maintaining a constant flow of marketing communications to increase and maintain our market presence;

         o  Driving prospects to our web site; and

         o  Increasing overall inquiries and sales from all sources.

         Our business development center is charged with sales lead generation. We have developed a computer-based process by which a series of letters or e-mails are sent to a prospective customer to provide initial information about us before a sales call is made. The system executes strategies automatically and prompts the sales representative when action is required. Because its fundamental concept is to create multiple and frequent "touches" of the prospect through letters, faxes, e-mails, and phone calls, multiple and frequent contacts of prospective clients will be the basis of our marketing efforts. This process will be supplemented with seminars and solutions-oriented direct mail.

         We have developed two proprietary software programs that track the success of a number of our sales and marketing programs. One software package manages the business development center process, while the other tracks the progress of sales engagements ensuring that the correct process is followed. These software packages are not only utilized as part of our sales and marketing strategy, but are also marketed to our clients as well.

Customers

         Our targeted client base is companies with sales revenues of between $50.0 and $500.0 million. Although we have approximately 150 clients, our two largest clients, Gwinnett County School System (Georgia) and Bell South, accounted for approximately 11.23% and 8.02% of our revenues for the nine months ended December 31, 2000, respectively. These same two customers accounted for approximately 16.88% and 16.80% of our revenues in fiscal year 2000 and for approximately 24.08% and 8.60% of our revenues in fiscal year 1999, respectively. An additional eight customers, Instinet Corporation, Educational Testing Service, Tiffany & Co., Atlanta Newspapers, MBNA, Bally's Park Place Casinos, Matsushita Electric Corporation, and Pershing (a division of Donaldson Lufkin & Jenrette), collectively accounted for 37.13%, 24.86% and 19.68% of our revenues for the nine months ended December 31, 2000 and fiscal years 2000 and 1999, respectively.

Intellectual Property

         We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information.

         Our business also includes the development of custom software applications in connection with specific client engagements. Ownership of such software is generally assigned to our client.

Competition

         The IT services industry is highly competitive. Our competitors include:

               o established computer product manufacturers (some of which supply products to us);

               o    distributors;

               o    computer resellers;

               o    systems integrators; and

               o    other IT service providers.

         Many computer product manufacturers also sell to clients through their direct sales organizations and certain of them have announced their intentions to enhance such direct sales efforts. Many of our current and potential competitors have longer operating histories and financial, sales, marketing, technical, and other resources substantially greater than we do. As a result, our competitors may be able to adapt more quickly to changes in client needs or to devote greater resources than we can to the sales of IT products and the provision of IT services. Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with our other competitors or with our clients, offering new or improved products and services to our clients or increasing their efforts to gain and retain market share through competitive pricing. We have no ongoing written commitments by clients to purchase products, and all product sales are made on a purchase-order basis.

         We are also in direct competition with local, regional, and national distributors of microcomputer products and related services as well as with various IT consulting companies. These run the gamut from new dot com consulting companies to the established consulting arms of nationwide accounting and auditing firms. Several of these competitors offer most of the same basic products as we do. We also encounter competition from microcomputer suppliers that sell their products through direct sales forces, rather than through resellers such as ourselves, and from manufacturers and distributors that emphasize mail order and telemarketing sales techniques.

         The tri-state metropolitan Connecticut, New Jersey, and New York area and parts of New England, which, on a revenue basis, accounted for 64.5%, 49.5%, and 43.6% of our revenues during the nine months ended December 31, 2000 and fiscal 2000 and 1999, respectively, are particularly characterized by highly discounted pricing on microcomputer products from various sources.

         Depending on the client, the principal areas of competition may include price, pre-sale and post-sale technical support and service, availability of inventory, and breadth of product line. We have an insignificant market share of sales in the microcomputer industry and the service markets that we serve. Most of our competitors at the regional and national levels are substantially larger, have more personnel, have materially greater financial and marketing resources, and operate within a larger geographic area than we do.

         Our near term strategy is to leverage the areas in which we hold a competitive advantage. We believe that our primary areas of competitive advantage are our:

               o long-term relationships with significant industry participants;

               o twenty years of general business experience deploying and integrating back office solutions using traditional IT platforms;

               o sales processes that are unique in their degree of management information, tracking, and control; and

               o association with the Ingram Systems Group, approximating 60 computer resellers located throughout the U.S., through which we are able to offer a broad range of services on a nationwide and global basis.

Employees

         As of May 10, 2001, we employed 164 individuals, including 34 sales, marketing and related support personnel, 92 service and support employees, 27 operations and administration personnel, and 11 employees in accounting, finance, and human resources. We believe that our ability to recruit and retain highly skilled technical and other management personnel will be critical to our ability to execute our business model and growth strategy. None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We believe that our relations with our employees are good.

Item 2. Financial Information

Selected Financial Data



                                                                   YEAR ENDED MARCH 31
                                                                   -------------------

                                         2000                1999               1998                1997                1996
                                   ------------------  -----------------  ----------------   -----------------    ----------------

Net revenues                        $100,752,490        $ 91,683,046        $ 77,273,483        $ 52,810,313        $ 34,315,828

Income from continuing              $    316,004        $    971,468        $    454,232        $     30,836        $     21,107
operations

Income per common share from        $      0.056        $      0.170        $      0.080        $      0.002        $      0.005
continuing operations (basic
and diluted)

Total assets                        $ 21,401,172        $ 26,910,725        $ 15,488,303        $ 15,855,608        $  7,712,406


The Company had no long term debt obligations or outstanding preferred stock during the 5 years ended March 31, 2000. In addition, no dividends were paid to common stockholders during the same period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Nine Months Ended December 31, 2000 and 1999

         Total Revenues

         Total revenues decreased by 8.79%, or $6.85 million, to $71.08 million for the nine months ended December 31, 2000. Product procurement revenues decreased by 13.36%, or $9.27 million, to $60.10 million for the nine months ended December 31, 2000. This decline in product procurement revenue is mainly due to our continued focus on our services and consulting organization. Services and consulting revenue increased by 28.28%, or $2.42 million, to $10.98 million for the nine months ended December 31, 2000.

         Gross Profit

         Our aggregate gross profit declined by 12.59%, or $1.22 million, to $8.52 million for the nine months ended December 31, 2000. Measured as a percentage of net sales, our overall gross profit margin also decreased to 11.99% of net sales for the nine months ended December 31, 2000 from 12.51% for the nine months ended December 31, 1999. Due to continued downward pricing pressure on product sales, gross profit margin attributable to product sales decreased to 10.50% for the nine months ended December 31, 2000 from 10.79% for the nine months ended December 31, 1999. We expect that downward pricing pressure on products will persist due to the continued commoditization of computer products.

         Gross margin attributable to services and consulting revenue decreased to 20.17% of services and consulting revenue for the nine months ended December 31, 2000 from 26.48% for the nine months ended December 31, 1999. We believe this decline was due primarily to lower utilization rates and the lack of Y2K revenue during the period ended December 31, 2000. During the nine months ended December 31, 2000, services and consulting contributed 25.99% of our gross profit dollars, as compared to 23.25% during the nine months ended December 31, 1999.

         Sales, General, and Administrative Expenses

         Sales, general, and administrative expenses decreased by 7.33%, or $601,956.00, to $7.60 million for the nine months ended December 31, 2000. This decrease is primarily a result of lower sales commission expenses as well as our efforts to streamline many of our operational functions.

         Startup Costs; e-Business

         Startup Costs; e-Business for the nine months ended December 31, 2000 was $909,573, or 9.93% of total operating expenses. We started our e-Business division in January 2000. This cost mainly includes the building of a sales and consulting team of approximately 13 employees, including training, certifying, marketing, and advertising expenses.

         Other Income (Expense)

         Total other income (expense) in 2000 of $25,825 relates primarily to legal settlement income, net of costs, as well as a loss from the disposition of marketable securities. Legal settlement income net of cost is $175,110. This includes approximately $350,000 in cash and marketable securities worth $176,000, less legal and other operating expenses equal to approximately $351,000. Loss from the disposition of marketable securities received in legal settlement equals $149,285.

         Income Taxes

         No current income tax expense or benefit has been recorded related to the loss from continuing operations and loss from discontinued operations for the nine months ended December 31, 2000. A net current income tax benefit of $19,528 was recorded for the nine months ended December 31, 1999. This amount was allocated as a $259,692 expense charged to income from continuing operations and a $279,220 benefit reducing the loss from discontinued operations. No deferred tax benefit has been recognized in the periods due to a 100% valuation allowance for deferred tax assets.

         Loss from Discontinued Operations

         Loss from discontinued operations, net of income taxes, for the nine months ended December 31, 2000 equaled $63,916, as compared to $442,455 for the nine months ended December 31, 1999. The loss from discontinued operations for the nine months ended December 31, 2000 was primarily due to lease payments, contracted advertising expenses, and additional reserve for bad-debt.

Comparison of Years Ended March 31, 2000 and 1999

         Total Revenues

         Total revenues in 2000 of $100.75 million increased 9.89% or $9.06 million, from total revenue of $91.68 million in 1999. We continued to focus on the strategy of transition from primarily a reseller of products to a services and consulting organization. As a result of this transition, procurement revenues only increased by 6.60%, or $5.40 million, to $87.23 million, while services and consulting revenues increased by 37.22%, or $3.66 million, to $13.51 million for the year ended March 31, 2000.

         Gross Profit

         Our total gross profit increased by 2.62%, or $323,000, to $12.64 million for the year ended March 31, 2000. Measured as a percentage of net sales, our overall gross profit margin decreased to 12.55% of total revenues for the year ended March 31, 2000 from 13.44% for the year ended March 31, 1999. Due to continued downward pricing pressure on product sales, gross profit attributable to product sales decreased to 10.68% for the year ended March 31, 2000 from 12.38% for the year ended March 31, 1999. We expect that downward pricing pressure on products will persist due to the continued commoditization of computer products. Gross margin attributable to services and consulting revenue increased to 24.62% of services and consulting revenue for the year ended March 31, 2000 from 22.18% for the year ended March 31, 1999. During the year ended March 31, 2000, services and consulting contributed 26.32% of our gross profit dollars, as compared to 17.73% during the year 1999.

         Sales, General, and Administrative Expenses

         Sales, general, and administrative expenses in 2000 of $10.89 million increased 5.02%, or $520,000, from $10.37 million in 1999. This increase is primarily due to an increase in sales staff and in commissions paid on services and consulting activities.

         Startup Costs; e-Business

         Startup Costs; e-Business for the year ended March 31, 2000 was $355,933. We started our e-Business division in January 2000. This cost mainly includes building of the sales and consulting team, training costs, certification costs, and marketing and advertisement expense related to e-Business.

         Income Taxes

         A net current income tax benefit of $64,311 was recorded for the year ended March 31, 2000. This amount was allocated as a $326,318 expense charged to income from continuing operations and a $390,629 benefit reducing the loss from discontinued operations. A net current income tax expense of $118,723 was recorded for the year ended March 31, 1999. This amount was allocated as a $136,085 expense charged to income from continuing operations and a $17,362 benefit reducing the loss from discontinued operations. No deferred tax benefit has been recognized in the periods due to a 100% valuation allowance for deferred tax assets.

         Loss from Discontinued Operations

         Loss from discontinued operations, net of income taxes for the year 2000 equals to $618,030, as compared to $171,528 for the year 1999. We sold our Charleston and Greenville, South Carolina operations in February of 2000.

Comparison of Years Ended March 31, 1999 and 1998

         Total Revenues

         Total revenues in 1999 of $91.68 million increased 18.65% or $14.40 million, from total revenues of $77.27 million in 1998. Procurement revenue increased by 22.43%, or $14.99 million, from $66.84 million in 1998 to $81.83 million in 1999. This increase in procurement revenue was primarily attributable to one major rollout of computer desktops that we sold to a school district in Georgia. Services and consulting revenue decreased by 5.58%, or $581,000, from $10.43 million in year 1998 to $9.85 million in 1999. Many of the services normally performed by us in-house, such as the configuration and installation of desktops, were outsourced to a distributor for the Georgia school district rollout. The revenue associated with these services was included in the price of procurement to the client. This was approximately $600,000.

         Gross Profit

         Our total gross profit increased by 14.26%, or $1.53 million, to $12.31 million for the year ended March 31, 1999. Gross margin attributable to procurement revenue increased by 15.05%, or $1.32 million, from $8.80 million in year 1998 to $10.13 million in 1999. Again, this increase in product gross profit is attributable to the Georgia school district rollout mentioned above. Gross profit from services and consulting in 1999 of $2.18 million increased 10.73%, or $211,717, from $1.97 million in 1998, while increasing as a percentage of services and consulting revenue from 18.91% in 1998 to 22.18% in 1999. This increase was attributable primarily to higher utilization of billable personnel and higher bill rates over previous years.

         Sales, General, and Administrative Expenses

         Sales, general, and administrative expenses increased by 7.51%, or $724,000 from $9.64 million in 1998 to $10.37 million in 1999. This increase is primarily attributable to increased commission expense due to increased activity and revenues.

         Income Taxes

         A net current income tax expense of $118,723 was recorded for the year ended March 31, 199. This amount was allocated as a $136,085 expense charged to income from continuing operations and a $17,362 benefit reducing the loss from discontinued operations. No current income tax expense or benefit was recorded related to the income from continuing operations and loss from discontinued operations for the year ended March 31, 1998. No deferred tax benefit has been recognized in the periods due to a 100% valuation allowance for deferred tax assets.

         Loss from Discontinued Operations

         Loss from discontinued operations, net of income taxes for the year 1999 equals to $171,528, as compared to $434,472 for the year 1998. We closed our Charleston and Greenville, South Carolina operations in February of 2000.

Liquidity and Capital Resources

         Pro forma cash and cash equivalents at December 31, 2000 of $1.10 million increased by 60.84%, or $417,643, from $686,413 at March 31, 2000.
Working capital at December 31, 2000 was $1.75 million as compared to $1.10 million at March 31, 2000, representing an increase of $645,540, or 58.17%. The increase in cash and cash equivalents and working capital is primarily the result of the merger. Cash and cash equivalents at December 31, 2000, March 31, 2000, and March 31, 1999 were $86,851, $686,413, and $832,606, respectively. We are a net borrower, so our cash and cash equivalents balance must be analyzed along with the balance on our line of credit. Working capital, which is the excess of current assets over current liabilities, at December 31, 2000, March 31, 2000, and March 31, 1999 was $557,783, $1,109,691, and $1,862,394,
respectively. The decrease in our cash and cash equivalents and working capital for the nine months ended December 31, 2000 is primarily the result of the loss of almost $600,000 plus investment in capital assets due to the close of our Charleston and Greenville operations.

         Since our inception, we have funded our operations primarily from borrowings under our credit facility. We have a $15 million revolving line of credit under a business financing agreement with a lender, through which we borrow on 85% of our eligible trade receivables and 95% of our eligible inventory value. Eligible inventory value is defined as 100% of the total aggregate wholesale inventory price financed by the creditor that is unsold and in our possession and control at each inventory report date. Interest on the borrowings is charged monthly at 0.50% over the current prime rate. Substantially all of our assets collateralize amounts borrowed. The lending agreement contains financial covenants that require us to maintain a minimum current ratio, a minimum total liabilities to net worth ratio, and minimum results of operations. The credit line may be renewed for another year or terminated at the option of either the lender or ourselves on September 23, 2001. Currently, we are in negotiations with our lender to revise financial covenants and to obtain a waiver for the fiscal year 2001 net profits covenant. At December 31, 2000, we had $9.56 million outstanding borrowings under the credit facility. The unused line of credit as of December 31, 2000 was $5.43 million.

         We have open credit lines with all of our trade vendors including primary vendors such as Ingram Micro and Tech Data. The total combined credit line available with Ingram and Tech Data is approximately $6.0 million.

         Capital expenditures of $170,099 and $616,003 during nine months ended December 31, 2000 and year ended March 31, 2000, respectively, were primarily for the purchase of computer equipment for internal use, as well as for the development of our e-Business innovation centers located in our Cranford, New Jersey and Atlanta, Georgia facilities. The centers allow us to pilot and test drive the scalability and suitability of applications in a production environment, verify configurations, conduct transactional benchmark testing, test application development, and tune applications. We anticipate additional capital expenditures to continue the expansion of the services component of its business and for the enhancement of its management information systems infrastructure.

         We believe that our available funds, together with existing and anticipated credit facilities, will be adequate to satisfy our current and planned operations for at least the next 12 months.

Quantitative and Qualitative Information About Market Risk

         We do not engage in trading market risk sensitive instruments and do not purchase hedging instruments or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. We have issued no debt instruments, entered into no forward or future contracts, purchased no options and entered into no swaps. Our primary market risk exposures are those of interest rate fluctuations. A change in interest rates would affect the rate at which we could borrow funds under our revolving credit facility.

Cautionary Note Regarding Forward-Looking Statements

         We believe this registration statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management based on information currently available to it. When we use words such as "believes", "expects", "anticipates", "intends", "plans", "estimates", "should", "likely", or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. Our future results and stockholder values may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

         In addition to the information set forth elsewhere in this registration statement under the respective captions "Risk Factors," "Unaudited Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business", the following factors should be considered carefully in evaluating our business and prospects:

         o a significant portion of our sales are concentrated with a limited number of large customers;

         o   our continued dependence on certain allied distributors,

         o   continued downward pricing pressures in the IT market, and

         o our limited prior experience in the provision of e-Business services.

         Assumptions relating to budgeting, marketing, and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure, or other budgets, which may in turn affect our business, financial position, results of operations, and cash flows. Readers are specifically cautioned not to put undue reliance on any forward-looking statements, as to which we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Risk Factors

         We cannot assure you that we can successfully manage our transition to an e-Business and IT services provider. Our transition from an IT products reseller to an e-Business and IT services provider has placed significant demands on our managerial, administrative, and operational resources. Our ability to manage this transition effectively is dependent upon our ability to develop and improve operational, financial, and other internal systems, as well as our business development capabilities, and to attract, train, retain, motivate, and manage our employees. If we are unable to do so, our ability to effectively deliver and support our services may be adversely affected. Further, our transitional efforts to access higher-margin services and consulting revenues have resulted in reduced IT product sales. If we successfully expand our e-Business offerings, periods of variability in utilization may continue to occur. In addition, we are likely to incur greater technical training costs during such periods.

         Our new services have not achieved widespread client acceptance. We first began to offer new e-Business and IT services to our clients in 1995. We have limited experience in developing, marketing, or providing these services. We cannot assure you that we will be able to successfully market such services to either new or existing clients, that our services will achieve market acceptance, or that we will be able to effectively hire, integrate, and manage additional technical personnel to enable us to perform these services to our clients' expectations.

         Our inability to maintain high personnel utilization rates may adversely impact our profit potentiality. The most significant cost relating to the services component of our business is personnel expense, which consists of salaries, benefits, and payroll related expenses. Thus, the financial performance of our service business is based primarily upon billing margins (billable hourly rates less the costs to us of service personnel on an hourly basis) and utilization rates (billable hours divided by paid hours). The future success of the services component of our business will depend in large part upon our ability to maintain high utilization rates at profitable billing margins. The competition for quality technical personnel has continued to intensify, resulting in increased personnel costs. This intense competition has caused our billing margins to be lower than they might otherwise have been. Our utilization rates for service personnel likely will also be adversely affected during periods of rapid and concentrated hiring.

         Our revenues and expenses are unpredictable. Our operating results have been, and will continue to be, impacted by changes in technical personnel billing and utilization rates. Further, there are numerous other factors, some of which are not within our control that can contribute to fluctuations in our operating results, including the following:

         o our transition from product reseller to e-Business solution provider and all anticipated and unanticipated costs and events related to such transition;

         o   intense competition from other e-Business providers;

         o our dependence upon a limited number of key clients for a significant portion of our revenues;

         o   the short-term nature of our clients' commitments;

         o   patterns of capital spending by clients;

         o the timing, size, and mix of product and service orders and deliveries;

         o the timing and size of new projects, including projects for new clients; and

         o   changes in trends affecting outsourcing of IT services.

         We also believe that, to a limited degree, our business is seasonal, with a greater proportion of our product sales occurring in the fourth quarter due to the capital budgeting and spending patterns of some of our larger clients. Operating results have been, and may in the future also be, affected by the cost, timing, and other effects of acquisitions, including the mix of product and service revenues of acquired companies.

         Our revenues are concentrated. Our client base is highly concentrated, with our top two clients in fiscal years 2000 and 1999 accounting in the aggregate for approximately 33.68% and 32.68%, respectively, of our revenues. An additional eight clients, collectively accounted for approximately 24.86% and 19.68% of our net revenues during these respective fiscal years. We anticipate that a substantial portion of our net revenues and gross profits will continue to be derived from sales to a concentrated group of clients. In general, there are no ongoing written commitments by clients to purchase products from us. All product sales we make are on a purchase order basis. Further, we derive a significant portion of our revenues from a relatively limited number of clients primarily located in the New York/New Jersey metropolitan area of the United States. Adverse economic conditions affecting this region could have an adverse effect on the financial condition of our clients located there, which, in turn, could adversely impact our business and future growth.

         We must maintain our status as an authorized reseller/servicer of IT products. We are materially dependent on our continued status as an approved reseller of IT products and our continued authorization as an IT service provider. Without such authorizations, we would be unable to provide the range of products and services we currently offer, including warranty services. Our resale agreements with manufacturers generally are terminable by manufacturers upon 90 days prior written notice. The loss of one or more of such authorizations could have a material adverse effect on our business and results of operations.

         We have no long-term sales commitments from our two principal suppliers. Our IT reseller business depends in large part upon our access to aggregators, in particular Ingram and Tech Data, to supply us with products at competitive prices and on reasonable terms for resale by us to our clients. Our agreements with Ingram and Tech Data may be terminated by such companies upon prior written notice ranging from 30 to 90 days. We cannot assure you that we will be able to continue to obtain products from Ingram and Tech Data or our other vendors at prices or on terms acceptable to us, if at all.

         Our client engagements entail significant risks. Many of our engagements involve projects that are critical to the operations of our clients' businesses and provide benefits that may be difficult to quantify. Our failure or inability to meet a client's expectations in the performance of our services could result in a material adverse change to the client's operations and, therefore, could give rise to claims against us or damage our reputation, adversely affecting our business, results of operations, and financial condition.

         Our ability to protect our intellectual property rights is questionable. We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. However, we cannot assure you that the steps taken by us in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. We are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of the alleged infringement. Our inability or failure to establish rights or to protect our rights may have a material adverse effect on our business, results of operations, and financial condition.

         Acquisition Risk. As a part of our business development strategy, we intend to pursue acquisitions of IT product and service businesses in order to expand our service offerings, to add to or enhance our base of technical or sales personnel, or to provide desirable client relationships. The success of this strategy depends not only upon our ability to acquire complementary businesses on a cost-effective basis, but also upon our ability to integrate acquired operations into our organization effectively, to retain and motivate key personnel, and to retain clients of acquired firms. We cannot assure you that we will be able to acquire or integrate such businesses successfully. Furthermore, we cannot assure you that financing for any such acquisitions will be available on satisfactory terms, or that we will be able to accomplish our strategic objectives as a result of any such transaction or transactions. In addition, we expect to compete for attractive acquisition candidates with other companies or investors in the IT industry, which could have the effect of increasing the cost of pursuing our acquisition strategy, or it could reduce the number of attractive candidates to be acquired. Acquisitions also may involve a number of specific risks, including:

         o   possible adverse short-term effects on our operating results;

         o   dependence on retaining key clients and personnel;

         o   diversion of management's attention;

         o   amortization of acquired intangible assets; and

         o risks associated with unanticipated problems, liabilities, or contingencies.

Item 3.  Properties

         We lease office space in five locations. Our corporate headquarters and principal operational facilities are currently located in Mount Laurel, New Jersey. The following table contains certain information for each of our leased facilities:

                                        Size (in square
Address                                      feet)            Monthly Rent             Expiration Date
-------                                      -----            ------------             ---------------
817 East Gate Drive                          15,596            $14,166.37              March 31, 2004
Mount Laurel, NJ  08054

70 Jackson Drive                             13,360             $9,575.00               June 30, 2004
Cranford, NJ  07016


                                                Size (in square
Address                                              feet)            Monthly Rent             Expiration Date
-------                                              -----            ------------             ---------------

2990 Gateway Drive, Suite 500
Norcross, GA 06855                                   17,102            $11,532.95              August 14, 2004

4995 LaCross Road, Suite 1300                         2,337             $3,462.37                June 30, 2004(1)
Charleston, SC  29406

14 Strawberry Hill                                    2,000             $2,151.00                July 31, 2002
Norwalk, CT  06855


We believe these facilities will satisfy our anticipated needs for the foreseeable future.

------------
(1) These premises were sublet at cost to the new owners of our South Carolina operation.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth, as of May 10, 2001, based on information obtained from the persons named below, with respect to the beneficial ownership of our common stock held by:

               o each person known by us to be the owner of more than 5% of our outstanding shares;

               o    each director; and

               o    all executive officers and directors as a group.


Name and Address of                                            Amount and Percentage of
Beneficial Owner(1)                                             Beneficial Ownership(2)
------------------------------------------------------    -------------------------------------

John Howlett                                                   1,436,444            19.0%

Ronald A. Seitz                                                1,653,120(3)         21.9%

R. Frank Jerd                                                         --             0.0%

Tom Dresser                                                    1,055,894            14.0%

Richard Landon                                                 1,055,894            14.0%

All executive officers and directors as a                      3,235,210            42.7%
group (4 persons)

------------
(1) Each stockholder's address is c/o Emtec, 817 East Gate Drive, Mount Laurel, New Jersey, unless otherwise indicated.

(2) As used herein, beneficial ownership means the sole or shared power to vote, or direct the voting of, a security, or the sole or shared power to invest or dispose, or direct the investment or disposition, of a security. Except as otherwise indicated, all persons named herein have (i) sole voting power and investment power with respect to their shares, except to the extent that authority is shared by spouses under applicable law and

    (ii) record and beneficial ownership with respect to their shares; also includes any shares issuable upon exercise of options or warrants that are currently exercisable or will become exercisable within 60 days of after the date of this proxy statement.

(3) Includes 802,560 shares owned by Carla Seitz, Mr. Seitz' spouse. Mr. Seitz disclaims any beneficial interest in these shares.

Item 5. Directors and Executive Officers

         The following table sets forth certain information as to each of our executive officers and directors:


                                                                              Positions and
               Name                                Age                    Offices Presently Held
               -------------------------------   -------     --------------------------------------

               John P. Howlett                      56       Chairman of the Board and President

               Ronald A. Seitz                      53       Executive Vice President and Director

               R. Frank Jerd                        59       Director


         John P. Howlett has been the President and Chairman of Emtec since January 17, 2001 and of Emtec-NJ since August, 1997 and Chairman since August, 1998. He has been a director of Emtec-NJ since October, 1996. Mr. Howlett was the founder (in 1983) of Cranford, New Jersey-based Comprehensive Business Systems, Inc. (CBSI). CBSI primarily provided microcomputer systems, network solutions, training, and data communications to mid-size and Fortune 1000 corporations. In October 1996, CBSI merged into Emtec-NJ. Prior to founding CBSI, Mr. Howlett was with the AT&T Long Lines Division for twelve years. He earned a Bachelor of Science degree in Electrical Engineering from Rose Hulman Institute of Technology in Terre Haute, Indiana, and a Master of Business Administration degree from Fairleigh Dickinson University in New Jersey. A Vietnam veteran, Mr. Howlett served in the U.S. Army for four years.

         Ronald A. Seitz has been the Executive Vice-President of Emtec since January 17, 2001 and of Emtec-NJ since March, 1996. Prior to that he was the Chief Operating Officer of Emtec-NJ. He has been a director of Emtec-NJ since April, 1995. Mr. Seitz was the founder (in 1980) of Charleston, South Carolina-based Computer Source, Inc. (CSI). CSI primarily provided microcomputer systems, network solutions, and data communications to mid-size and Fortune 1000 corporations. In April 1995, CSI merged with Landress Information Systems of Mt. Laurel, New Jersey to become Emtec-NJ. Prior to founding CSI, Mr. Seitz was employed for six years as an engineer with the U.S. government in Washington, DC. He graduated from North Carolina State University with a Bachelor of Science degree and from George Washington University with an MBA in computer science. Mr. Seitz also holds a DMD degree from the Dental School at the Medical University of South Carolina.

         R. Frank Jerd was appointed a director of Emtec upon the consummation of the merger with Emtec-NJ. Mr. Jerd is a securities analyst for Josepthal and Company in New York. Previously, he was chief executive officer of Benesys, Inc., a medcal software company. He was also CEO of Gandalf Systems Corporation. He earned a Bachelor of Science Degree in Mathematics at Marshall University.

Item 6. Executive Compensation

         The following table sets forth the aggregate compensation that we paid for services rendered to us in all capacities during our fiscal years ended March 31, 2000, 1999 and 1998 by our chief executive officer and by our only other executive officers whose cash compensation exceeded $100,000 per year in any such year.

                           Summary Compensation Table


                                                                                    Long Term Compensation
                                                                        ------------------------------------------------
                                 Annual Compensation                           Awards            Payouts
                               -------------------------                ---------------------    --------
                                                                                                  Long
                                                                      Restrict-                   Term
     Name and        Fiscal                            Other Annual    ed Stock   Number of     Incentive    All Other
Principal Position   Year        Salary      Bonus     Compensation    Awards      Options       Payouts   Compensation
------------------   ----        ------      -----     ------------    ------      -------       -------   ------------
John Howlett         2000      $ 200,000    $54,000        --           --                         --
  President and      1999      $ 169,245    $50,000        --           --                         --
  Chief Executive    1998      $ 140,396    $    --        --           --                         --        $13,724(1)
  Officer

Ronald A. Seitz      2000      $ 200,000    $54,000        --           --                         --
  Executive Vice-    1999      $ 169,076    $50,000        --           --                         --
  President          1998      $ 140,396    $    --        --           --                         --        $ 6,944(2)

Sam Bhatt            2000      $  95,983    $ 9,826        --           --
-Vice President
-Finance &                                                                                                   $  --
Operations





---------

(1) Reflects employer contributions of $4,828 for life insurance premiums and $8,896 for disability insurance premiums.

(2)  Reflects employer contribution for life insurance premiums.

         There were no options granted to our executive officers during our fiscal year ended March 31, 2000.

         Set forth below is information with respect to unexercised options held by our executive officers to purchase our common stock:

                 Aggregated Option Exercises in Last Fiscal Year
                        and Fiscal Year End Option Values


                                                           Number of Unexercised
                             Number of                  Securities Underlying Options        Value of Unexercised
                              Shares                          at March 31, 2000              In-the-Money Options
                            Acquired on       Value     -----------------------------   -----------------------------
Name                         Exercise       Realized     Exercisable   Unexerciseable   Exercisable    Unexerciseable
-----------------------      --------       --------     -----------   --------------   -----------    --------------

John Howlett............        --             $ 0            0               0             $ 0         $ 0
Ronald A. Seitz........         --             $ 0         166,227            0             $ 0         $ 59,842.00


Item 7. Certain Relationships and Related Transactions

         There are no relationships or related party transactions of a nature required to be disclosed hereunder.

Item 8. Legal Proceedings

         In 1999 we instituted an action against one of our customers in the Court of Common Pleas, Greenville County, South Carolina, for breach of contract in an amount approximating $50,000. The defendant counterclaimed for damages in excess of $8.0 million, alleging that our negligence corrupted its computer system. The case is currently in the discovery phase.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         Our common stock is quoted on the OTC Bulletin Board under the symbol "ETEC." The following table sets forth the high and low closing prices of our common stock for the periods indicated:


Three Months Ended                           High          Low
----------------------------------------   -----------------------

March 31, 2001                               $1.81        $0.44
December 31, 2000                            $0.56        $0.44
September 30, 2000                            0.56         0.44
June 30,2000                                  0.44         0.44
March 31, 2000                                0.44         0.44

December 31, 1999                            $0.75        $0.44
September 30, 1999                            0.75         0.56
June 30,1999                                  0.63         0.38
March 31, 1999                                1.00         0.44

         The above quotations represent prices between dealers and do not include retail mark-ups, markdowns or commissions. They do not necessarily represent actual transactions.

         As of May 10, 2000, there were 705 recordholders of our common stock, although we believe that beneficial holders approximate 805.

         We have never declared any dividends on our common stock and we have no intention to do so in the foreseeable future.

Item 10. Recent Sales of Unregistered Securities

         Our only sales of unregistered securities in the past three years was the issuance of an aggregate of 5,699,500 shares of our common stock to 13 persons in connection with the merger of Emtec-NJ with our wholly owned subsidiary on January 17, 2001.

         The several persons who acquired shares of our common stock as a consequence of this transaction delivered investment representations to us as a prerequisite to their receipt of such shares and the certificates evidencing the shares were each imprinted with a legend restricting their future transfer absent compliance with the Securities Act of 1933. Exemption from registration under the Securities Act is claimed by reason of Section 4(2) of that Act as a transaction by an issuer not involving a public offering.

         A.D. Gilhart & Co., Inc. and Colebrooke Capital Corp, investment banking firms that facilitated the consummation of this transaction, received 16,666 and 320,500 shares, respectively, of our common stock for their services. A.D. Gilhart & Co. Inc. was an affiliate of Milton Fisher, one of our former directors who is now deceased. Shelly Fisher, who is Mr. Fisher's daughter, and Charles Snebnik each received 16,667 shares of our common stock in connection with this transaction.

Item 11. Description of Registrant's Securities to be Registered

         Our authorized capitalization consists of 25,000,000 shares of common stock, par value $.01 per share.

         Each stockholder of record is entitled to one vote for each share of our common stock owned by that stockholder on all matters properly submitted to the stockholders for their vote. Our certificate of incorporation does not provide for cumulative voting for the election of our directors, with the result that stockholders owning or controlling more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of common stock are entitled to receive dividends when, as, and if declared by our board out of funds legally available for this purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive, on a pro rata basis, any assets remaining available for distribution after payment of our liabilities. Holders of common stock have no conversion or redemption provisions or preemptive or other subscription rights. The outstanding shares of common stock are fully paid and non-assessable.

         The transfer agent for our common stock is Zions Bank, Salt Lake City, Utah.

Item 12. Indemnification of Directors and Officers

         As permitted by the Delaware general corporation law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

         Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers and, to the extent authorized by the board in its sole and absolute discretion, employees and agents, to the fullest extent authorized by, and subject to the conditions set forth in the Delaware general corporation law, except that we will indemnify a director or officer in connection with a proceeding initiated by such personally if the proceeding was authorized by our board. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid the expenses, including attorneys' fees, in advance of any proceeding for which indemnification may be had, provided that the payment of such expenses incurred by a director, officer, employee or agent in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director, officer, employee or agent to repay all amounts so paid in advance if it is ultimately determined that the director of officer is not entitled to be indemnified.

         Under our bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, against any liability asserted against the person of incurred by the person in any such capacity, or arising out of the person's status as such, and related expenses, whether or not we would have the power to indemnify the person against such liability under the provisions of the Delaware general corporation law. We currently have director and officer liability insurance on behalf of our directors and officers in the aggregate amount of $1 million.

Item 13. Financial Statements and Supplementary Data

         Reference is made to pps. F-1 through F-31 comprising a portion of this registration statement.

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

         On March 22, 2001, we dismissed KPMG LLP as our independent auditor.

         KPMG's reports on our financial statements for each of our two fiscal years ended December 31, 2000 and 1999, respectively (collectively, the "prior fiscal years"), did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

         Our dismissal of KPMG was unanimously approved by our board of directors.

         There were no disagreements between us and KPMG during either (i) the prior fiscal years, or (ii) the period January 1, 2001 through March 22, 2001 (the "interim period") on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its reports for the prior fiscal years.

         There were no "reportable events," as such term is defined in Item 304(A)(1)(v) of Regulation S-K, during either (i) the prior fiscal years or (ii) the interim period.

         We have engaged Baratz & Associates ("BA") as our independent auditor for our fiscal year ending March 31, 2001. We did not consult with BA during (i) either the prior fiscal years or the interim period with respect to (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event.

Item 15. Financial Statements and Exhibits

         (a) Financial Statements:

              o Independent Auditors' Report

              o Balance Sheets at March 31, 2000 and 1999

              o Statements of Operations for the Fiscal Years Ended March 31, 2000, 1999 and 1998

              o Statements of Shareholders' Equity for the Fiscal Years Ended March 31, 2000, 1999 and 1998

              o Statements of Cash Flows for the Fiscal Years Ended March 31, 2000, 1999 and 1998

              o Notes to Financial Statements

              o Balance Sheets at December 31, 2000 and 1999 (unaudited)

              o Statements of Operations for the Nine Months Ended March 31, 2000, 1999 and 1998

              o Statements of Cash Flows for the Nine Months Ended March 31, 2000, 1999 and 1998

              o Notes to Financial Statements (unaudited)

         (b) Exhibits:

          Number         Description
          ------         -----------
            2.1          Agreement and Plan of Merger and Reorganization dated
                         as of December 14, 2000 between Registrant, then known
                         as American Geological Enterprises, Inc., and Emtec,
                         Inc.(1)

            3.1          Certificate of Incorporation, as amended

            3.2          Amended and Restated Bylaws

            4.1          Certificate evidencing shares of common stock

            4.2          1996 Stock Option Plan, as amended

            10.1         Resale Agreement dated September 29, 1997 between
                         Registrant and Ingram Micro, Inc.

            10.2 Volume Purchase Agreement dated January 28, 1998 between Registrant and Tech Data Corporation

            10.3 Inventory and Working Capital Financing Agreement dated September 24, 1999 between Registrant and
                         IBM Credit Corporation.

            10.4         Agreement of Lease dated April 1, 1992 between
                         Registrant and Bell Atlantic Properties, Inc., as amended, for Mt. Laurel, New Jersey facility

            10.5 Lease Agreement dated May 5, 1993 between registrant and Central Cranford Associates, for Cranford, New
                         Jersey facility

            10.6 Lease Agreement dated July 7, 1994 between Registrant and Connecticut General Life Insurance Company, as amended, for Norcross, Georgia facility

            21           Subsidiaries


---------
(1) Exhibit 2.1 to Registrant's Current Report on Form 8-K dated January 17, 2001, filed on January 31, 2001, is incorporated herein by reference.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                Page
                                                                                ----

Independent Auditors' Report                                                    F-2

Balance Sheets at March 31, 2000 and 1999                                       F-3

Statements of Operations for the Fiscal Years
         ended March 31, 2000, 1999 and 1998                                    F-5

Statements of Shareholders' Equity for the Fiscal Years
         ended March 31, 2000, 1999 and 1998                                    F-6

Statements of Cash Flows for the Fiscal Years
         ended March 31, 2000, 1999 and 1998                                    F-7

Notes to Financial Statements                                                   F-8

Balance Sheets at December 31, 2000 and 1999 (unaudited)                        F-18

Statements of Operations for the Nine Months
         ended December 31, 2000 and 1999 (unaudited)                           F-20

Statements of Cash Flows for the Nine Months
         ended December 31, 2000 and 1999 (unaudited)                           F-21

Notes to Financial Statements (unaudited)                                       F-22

Introduction to Pro Forma Statements (unaudited)                                F-27

Pro Forma Balance Sheet - December 31, 2000 (unaudited)                         F-28

Pro Forma Statement of Operations -
         March 31, 2000 and December 31, 1999 (unaudited)                       F-29

Pro Forma Statement of Operations -
         December 31, 2000 and September 30, 2000 (unaudited)                   F-30

Notes to Pro Forma Financial Statements (unaudited)                             F-31

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Emtec, Inc.
817 Eastgate Drive
Mount Laurel, NJ 08054


        We have audited the accompanying balance sheets of Emtec, Inc. as of March 31, 2000 and 1999 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emtec, Inc. at March 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000 in conformity with generally accepted accounting principles.




                                          BARATZ & ASSOCIATES, P.A.


June 22, 2000
January 17, 2001 (Subsequent Event)

                                   EMTEC, INC.
                                 BALANCE SHEETS
                             MARCH 31, 2000 AND 1999


                                                    2000           1999
                                                    ----           ----
    Assets

Current Assets

Cash and cash equivalents                     $    686,413  $    832,606
Marketable securities                                7,086          -
Receivables:
  Trade, less allowance
   for doubtful accounts
   of $368,058 in 2000
   and $209,397 in 1999                         16,313,411    21,067,992
  Others                                         1,710,003     3,178,703
Inventories                                      1,091,463       954,317
Prepaid expenses                                   459,690       132,483
                                                ----------    ----------

    Total Current Assets                        20,268,066    26,166,101
                                                ----------    ----------


Property and Equipment

Equipment                                        2,108,549     1,575,520
Furniture and fixtures                             221,536       163,663
Leasehold improvements                             107,917        77,788
Vehicles                                            54,714        59,742
                                                ----------    ----------
                                                 2,492,716     1,876,713
Less accumulated depreciation                    1,551,092     1,348,488
                                                ----------    ----------

    Net Property and Equipment                     941,624       528,225
                                                ----------    ----------


Other Assets                                       191,482       216,399
                                                ----------    ----------


    Total Assets                              $ 21,401,172 $  26,910,725
                                                ==========    ==========


                 The accompanying notes are an integral part of
                           these financial statements.

                                   EMTEC, INC.
                                 BALANCE SHEETS
                             MARCH 31, 2000 AND 1999


                                                     2000          1999
                                                     ----          ----
    Liabilities and Shareholders' Equity

Current Liabilities

Line of credit                                 $  8,310,741 $  5,754,814
Due to related parties                               19,000       19,000
Accounts payable                                  8,182,484   15,336,735
Income taxes payable                                  -           10,555
Customer deposits                                   358,000      634,000
Accrued liabilities                               1,145,599    1,904,750
Deferred revenue                                  1,142,551      643,853
                                                 ----------   ----------

    Total Current Liabilities                    19,158,375   24,303,707
                                                 ----------   ----------

Shareholders' Equity

Common stock, no par value;
  25,000,000 shares authorized;
  5,704,683 shares issued at
  March 31, 2000 and 1999                         1,431,171    1,431,171
Accumulated other comprehensive income                1,776        -
Retained Earnings                                   872,850    1,175,847
                                                 ----------   ----------

                                                  2,305,797    2,607,018

Less cost of treasury stock (240,000 shares)         63,000        -
                                                 ----------   ----------

    Total Shareholders' Equity                    2,242,797    2,607,018
                                                 ----------   ----------


    Total Liabilities and
      Shareholders' Equity                     $ 21,401,172 $ 26,910,725
                                                 ==========   ==========


                 The accompanying notes are an integral part of
                           these financial statements.

                                   EMTEC, INC.
                            STATEMENTS OF OPERATIONS
                    YEARS ENDED MARCH 31, 2000, 1999 AND 1998



                                          2000           1999           1998
                                          ----           ----           ----
Revenues
   Procurement services               $ 87,235,968   $ 81,832,879  $  66,841,655
   Service and consulting               13,516,522      9,850,167     10,431,828
                                       -----------    -----------     ----------

      Total Revenues                   100,752,490     91,683,046     77,273,483
                                       -----------    -----------     ----------

Cost of Revenues
   Procurement services                 77,921,447     71,698,058     58,032,630
   Service and consulting               10,188,181      7,665,474      8,458,852
                                       -----------    -----------    -----------

      Total Cost of Revenues            88,109,628     79,363,532     66,491,482
                                       -----------    -----------    -----------

Gross Profit
   Procurement services                  9,314,521     10,134,821      8,809,025
   Service and consulting                3,328,341      2,184,693      1,972,976
                                       -----------    -----------    -----------

       Total Gross Profit               12,642,862     12,319,514     10,782,001
                                       -----------    -----------    -----------

Operating Expenses
   Selling, general and
    administrative expenses             10,890,841     10,370,696      9,645,916
   Termination costs                        74,480        127,412         -
   Interest expense                        679,286        713,853        681,853
   Startup costs, E-Business               355,933         -              -
                                        ----------    -----------    -----------
       Total Operating Expenses         12,000,540     11,211,961     10,327,769
                                       -----------    -----------    -----------

Income from Continuing Operations
   before income taxes                     642,322      1,107,553        454,232

Income Taxes                               326,318        136,085          -
                                       -----------    -----------    -----------

Income from Continuing Operations,
   net of income taxes                     316,004        971,468        454,232

Loss from Discontinued Operations,
   net of income taxes                  (  618,030)    (  171,528)    (  434,472)
Loss from sale of Discontinued
   Operations, net of income taxes      (      971)         -              -
                                        -----------    -----------   -----------

Net Income (Loss)                     $ (  302,997)  $    799,940   $     19,760
                                        ===========    ===========    ==========

Income per share from Continuing
   Operations {basic and diluted}        $  0.056      $  0.170       $  0.080

Net Income (Loss) per share
   {basic and diluted}                   $( 0.054)     $  0.140       $  0.003

Weighted Average Number of Shares
  Outstanding {basic and diluted}        5,642,875      5,704,683      5,704,683


                 The accompanying notes are an integral part of
                           these financial statements.

                                   EMTEC, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                    YEARS ENDED MARCH 31, 2000, 1999 AND 1998




                                                              Accumulated
                               Common Stock        Retained   Comprehensive   Treasury  Comprehensive    Total
                            Shares      Amount     Earnings   Income          Stock     Income           Equity
                            ------      ------     --------   --------------  --------  -------------  -----------

Balance, April 1, 1997    5,704,683  $ 1,431,171  $  356,147     $            $            $           $ 1,787,318

Net Income for the year                               19,760                                                19,760
                         ----------   ----------   ---------                                           -----------

Balance, March 31, 1998   5,704,683  $ 1,431,171  $  375,907                                             1,807,078

Net Income for the year                              799,940                                               799,940
                         ----------   ----------   ---------                                           -----------

Balance, March 31, 1999   5,704,683    1,431,171   1,175,847                                             2,607,018


Net Loss for the year                             (  302,997)                                           (  302,997)

Unrealized Gain on
  Marketable Securities                                            1,776                   $ 1,776           1,776
                                                                                             =====

Acquisition of
  Treasury Stock        (   240,000)                                           (63,000)                 (   63,000)
                         -----------   ---------   ---------     -------      --------                 -----------

Balance, March 31, 2000   5,464,683  $ 1,431,171 $   872,850     $ 1,776      $(63,000)                $ 2,242,797
                         ==========    =========   =========     =======      ========                 ===========


                 The accompanying notes are an integral part of
                           these financial statements.

                                   EMTEC, INC.
                            STATEMENTS OF CASH FLOWS
                    YEARS ENDED MARCH 31, 2000, 1999 AND 1998




                                                   2000         1999        1998
                                                   ----         ----        ----
Cash Flows From Operating Activities

Net (loss) income for the year               $(  302,997) $    799,940  $    19,760

Adjustments to Reconcile Net (Loss)
  Income To Net Cash Provided By
  Operating Activities
Depreciation and amortization                    387,061       382,425      369,704
Loss on sale of discontinued operations              971          -            -

Changes In Operating Assets and
  Liabilities
Increase in marketable securities             (    7,086)         -            -
Decrease (increase) in receivables             6,223,281   (11,428,201)     375,586
(Increase) decrease in inventories            (  137,146)      230,557      273,840
(Increase) decrease in prepaid expenses       (  327,207)       78,585   (  120,136)
Decrease in other assets                           5,832         8,452         -
(Decrease) increase in accounts payable       (7,154,251)    9,204,112      226,478
(Decrease) increase in income taxes payable   (   10,555)       10,555         -
(Decrease) increase in customer deposits      (  276,000)      331,000         -
(Decrease) increase in accrued liabilities    (  759,151)      409,777      244,753
Increase in deferred revenue                     498,698       324,342       81,031
                                            ------------  ------------  -----------

Net Cash (Used In) Provided By
  Operating Activities                        (1,858,550)      351,544    1,471,016
                                            ------------  ------------  -----------

Cash Flows Used In Investing Activities
Purchase of equipment                         (  824,280)  (   197,079)  (  372,193)
Proceeds from sale of equipment                   43,710          -            -
                                            ------------  ------------- -----------

Net Cash Used In Investing Activities         (  780,570)  (   197,079)  (  372,193)
                                            ------------  ------------  -----------

Cash Flows From Financing Activities
Net increase (decrease) in line of credit      2,555,927       207,832   (  724,050)
Repayments to related parties                      -       (   148,654)  (  198,206)
Debt reduction                                     -       (    19,482)  (   37,566)
Purchased treasury stock                      (   63,000)         -            -
                                            ------------  ------------- -----------

Net Cash Provided By (Used In)
  Financing Activities                         2,492,927        39,696   (  959,822)
                                            ------------  ------------  -----------

Net (Decrease) Increase in
Cash and Cash Equivalents                     (  146,193)      194,161      139,001


Beginning Cash and Cash Equivalents              832,606       638,445      499,444
                                            ------------  ------------  -----------


Ending Cash and Cash Equivalents            $    686,413  $    832,606  $   638,445
                                            ============  ============  ===========


                 The accompanying notes are an integral part of
                           these financial statements.

                                   EMTEC, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED MARCH 31, 2000, 1999 AND 1998







1.  Organization and Summary of Significant Accounting Policies

    Organization

    Emtec, Inc. (the Company) is an e-business solutions provider that implements the complex, highly integrated systems required for effective e-business solutions. Emtec's solutions enable its customers to exchange information with their partners and customers in a purely digital format, making them more efficient and effective, thereby giving them a competitive advantage. The company offers the following services to its customers:

                    e-business strategy consulting
                    web self service solutions
                    business relationship management
                    marketplace  connectivity
                    e-infrastructure design and integration
                    configuration management
                    enterprise data management
                    resource optimization solutions
                    lifecycle management of IT infrastructure

    Emtec's customers are primarily Fortune 2000 and other large and mid-sized companies located principally in the Mid-Atlantic and Southeastern United States. The Company, a NJ corporation formed at April 1, 1995, resulted from mergers in 1995 and 1996 of three information technology companies that were originally founded between 1980 and 1983.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Revenue Recognition

    The sale of computer hardware and prepackaged software (procurement services) is recognized when products are shipped to or installed at customer locations, which is also when title passes to customers. Service and consulting revenues represent services provided to customers for information systems design, configuration, installation and support and are recognized as services are rendered over the service or contract period.

    Trade Receivables

    The Company provides an allowance for losses on trade receivables based on a review of the current status of existing receivables and management's evaluation of periodic aging of the accounts.

    Other Receivables

    Other receivables represent rebates, price protection receivables and amounts due from vendors for purchase returns made in the ordinary course of business.

    Concentration of Credit Risk

    The Company provides its services to a wide variety of commercial, governmental and institutional customers. Financial instruments which potentially subject the Company to concentrations of credit risk are cash (and cash equivalents) and trade receivables. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, does not require collateral from its customers. The Company has not experienced significant credit losses. The Company maintains deposit accounts with high quality financial institutions; at times, such deposits may exceed FDIC insurance limits.

    Inventories

    Inventories are stated at the lower of cost (first-in, first-out) or market. Cost is based on standard costs generated principally by the most recent purchase prices. The Company provides an inventory reserve for obsolescence and deterioration based on a review of products and sales.

    Property and Equipment

    Property and equipment are stated at cost. Depreciation and amortization for financial accounting purposes is computed using the straight line method over the estimated lives of the respective assets. Estimated lives are as follows:

                Computer equipment               3 years
                Office equipment                 5 years
                Furniture and fixtures           5 years
                Leasehold improvements           5 years
                Vehicles                         2 years

    For income tax purposes, accelerated methods of depreciation are used. Maintenance and repairs are charged to expense in the year incurred. When properties are retired or otherwise disposed of the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is credited or charged to income.

    Income Taxes

    The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than the enactment of changes in tax laws or rates. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

    Valuation of Long Lived Assets

    The Company evaluates its long lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of certain long lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

    Advertising Costs

    The Company charges advertising costs to expense as incurred. Advertising expense for the years ended March 31, 2000, 1999 and 1998 was $426,605, $324,070 and $ 139,671 respectively.

    Stock-Based Compensation

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has adopted Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123.

    Net Income (Loss) per Share

    The net income (loss) per share and the income per share from continuing operations computations have been made in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128). These per share computations use the weighted average number of shares outstanding during the period. SFAS No. 128 requires a separate presentation of diluted income per share from continuing operations and diluted net income per share for the potential dilutive effect of securities such as stock options. The Company maintains a stock option plan as outlined in Note
    8. However, based upon the pricing of the options in excess of the underlying value of the Company stock during the three years in the period ended March 31, 2000, the stock options are antidilutive. Therefore, there is no separate presentation of diluted net income per share.

2.  Inventories

    The components of inventories at March 31, 2000 and 1999 were as follows:

                                           2000         1999
                                           ----         ----
       Hardware, software and
         accessories                  $ 1,089,635  $   921,753
       Service parts                      177,315      180,154
                                        ---------    ---------
                                        1,266,950    1,101,907
       Less inventory reserve             175,487      147,590
                                        ---------    ---------

                                      $ 1,091,463  $   954,317
                                        =========    =========

    Appropriate consideration has been given to deterioration, obsolescence and other factors in evaluating net realizable value.

 3. Financing Arrangements

    The Company has available a $15,000,000 revolving line of credit under a business financing agreement whereas the Company may borrow on 85% of its eligible trade receivables and 95% on its eligible inventory value. Eligible inventory value is defined as 100% of the total aggregate wholesale inventory price financed by the creditor that is unsold and in the Company's possession and control at each inventory report date. At March 31, 2000, the Company had approximately $6,600,000 available under the terms of the agreement. Interest on the borrowings is charged monthly at 0.50% over the existing prime rate. Substantially all Company assets collateralize amounts borrowed. The lending agreement contains financial covenants that require the Company to maintain a minimum current ratio, a minimum total liabilities to net worth ratio and minimum results of operations. The credit line may be renewed for another year or terminated at the option of either the Company or the lender at September 23, 2001.

4.  Income Taxes

    Deferred income taxes reflect the net tax effects of (a) temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carryforwards (when available).

    Income taxes (benefit) consisted of the following for the years ended March 31:

                                            2000         1999         1998
                                            ----         ----         ----
             Continuing Operations

                  Current taxes
                    Federal             $ 298,722    $ 101,801     $   -
                    State                  27,596       30,265
                                          -------      -------
                                          326,318      132,066
                  Deferred taxes
                    Federal                              4,019
                                          -------      -------
                                          326,318      136,085
                                          -------      -------
             Discontinued Operations

                  Current benefit
                    Federal              (347,053)    ( 17,362)
                    State                ( 43,576)        -
                                          -------      ----
                                         (390,629)    ( 17,362)        -
                                          -------      -------      ----

             Net Income Tax (Benefit)   $( 64,311)   $ 118,723     $   -
                                          =======      =======      ====

    Significant items comprising the Company's deferred tax assets and liabilities at March 31, were as follows:

                                          2000       1999       1998
                                          ----       ----       ----
      Deferred Tax Assets

      Temporary Differences:
      Trade receivables               $ 144,573  $  82,251  $  99,120
      Inventories                        99,277     77,103    119,467
      Property and equipment                        29,422
      Accrued liabilities                 1,195     11,062     55,043
      Others                             25,875     14,692     11,396
      Net Operating loss carryforwards                        189,000
                                        -------    -------    -------

                                        270,920    214,530    474,026

      Deferred Tax Liability

      Temporary Differences:
      Property and equipment           ( 58,281)             (  4,706)
                                        -------    -------    -------

      Deferred Tax Assets               212,639    214,530    469,320
       before valuation allowance

      Valuation Allowance              (212,639)  (214,530)  (469,320)
                                        -------    -------    -------

      Net Deferred Tax Balance        $    -     $    -     $    -
                                        =======    =======    =======

    At March 31, 2000, 1999 and 1998 the Company recorded a valuation allowance against its deferred tax assets, reducing those assets to amounts which are more likely than not to be realized. Federal net operating loss carrybacks approximated $115,000 at March 31, 2000. State net operating loss carryforwards approximated $97,000 at the 2000 fiscal year end. The state net operating loss carryforwards expire in 2007.

5.  Related Party Transactions

    At March 31, 2000 and 1999 the Company owed $19,000 to a Company officer's relative. Except for quarterly interest payments there was no other loan activity during the fiscal 2000 and 1999 years. Interest paid on this loan during each of the three years in the period ended March 31, 2000 was $2,280 in fiscal 2000, $5,249 in fiscal 1999 and $2,280 in fiscal 1998.

6.  Major Customers

    Two customers accounted for approximately 33% and 23% of the Company's net sales in fiscal 2000 and 1999 respectively. One of these customers accounted for 11.2% of the Company's net sales in fiscal 1998. While the Company believes its relationship with these customers will continue, there can be no assurance that sales to these customers will continue at all or at the same level.

7.  401(k) Plan

    The Company sponsors a 401(k) plan for all employees with at least 6 months of service and who are at least 20 years of age. Eligible employees may contribute 2% to 15% of their annual compensation to the plan. The Company matches 25% of the first 6% of employee plan contributions and may contribute additional amounts at the Company's discretion. Participants are vested 20% for each year of service and are fully vested after 6 years. Company contributions to the plan amounted to $103,087, $86,382 and $ 83,505 in fiscal years 2000, 1999 and 1998 respectively.

8.  Stock Option Plan

    On September 6, 1996, the shareholders approved a Stock Option Plan (the "Plan"), (amended in 1999) which provides for the granting of stock options to directors and eligible employees. The Company has reserved 1,000,000 shares of its common stock for issuance under the Plan at prices not less than 100% of the fair value on the date of grant (110% in the case of shareholders owning more than 10% of the Company's common stock). Options vest at the rate of 25% per year commencing on the first anniversary of, and expire at the earliest of 5 years after the date of grant; three months from date of retirement or upon date of other termination of employment. The Company used the minimum value option pricing model as prescribed by SFAS No. 123 to determine the impact of applying the fair value method of SFAS No. 123. All stock options granted for the three years in the period ended March 31, 2000 were determined to have a fair value of zero. The exercise price of these options was set at $ 1 per share, an amount in excess of 150% of the fair value of the underlying stock. Therefore, no options granted during the three year period have been exercised as of March 31, 2000. A pro forma presentation of compensation cost and earnings per share is not required due to the zero fair value determination. At September 23, 1996, options to purchase 372,895 shares were issued primarily to the founders of the Company at an exercise price of $ .48 per share. At March 31, 2000, 166,227 of these founder options were outstanding. Option activity is summarized in the following table.

          Options outstanding - April 1, 1997                   372,895

          For the year ended March 31, 1998:

          Options granted                                       460,640
          Options exercised                                           0
          Options forfeited or expired                         ( 22,375)
                                                               --------

          Options outstanding - March 31, 1998                  811,160

          For the year ended March 31, 1999:

          Options granted                                       191,900
          Options exercised                                           0
          Options forfeited or expired                         (432,186)
                                                               --------

          Options outstanding - March 31, 1999                  570,874

          For the year ended March 31, 2000:

          Options granted                                        29,250
          Options exercised                                           0
          Options forfeited or expired                         (176,042)
                                                               --------

          Options outstanding - March 31, 2000                  424,082
                                                               ========

9.  Termination Costs

    The Company paid termination costs of $74,480 (2000) and $48,561 (1999) to former Company executives. In 1999 the Company paid $78,851 to a former officer as final payment under an employment agreement.

10. Commitments and Contingencies

    Leases:

    The Company leases warehouse and office facilities, vehicles and certain office equipment under noncancellable operating leases.

    Future minimum lease payments under such leases are as follows:

            Fiscal Years
            ------------

               2001                 $   671,756
               2002                     381,274
               2003                     321,231
               2004                     299,841
               Thereafter                96,642
                                    -----------
               Total                $ 1,770,744
                                    ===========

    Aggregate rent expense for the years ended March 31, 2000, 1999 and 1998 approximated $792,000, $761,000 and $497,000 respectively.

    Litigation:

    In a previous year Emtec Inc. instituted litigation against two companies (defendants) that were in discussions with Emtec about a possible merger. The complaint in the action charged the two companies for breach of contract, interference with business relationships and misappropriation of trade secrets. The parties settled the litigation in June 2000. Under terms of the settlement, the Company received a $350,000 cash payment and 333,116 shares of the defendant's common stock with a market value of $176,885 at date of settlement.

    In 1999 Emtec, Inc. instituted litigation against a company (defendant) for breach of contract action in an amount approximating $50,000. The defendant has stated a counter claim in excess of $8 million for damages resulting from Emtec's alleged negligence, causing the defendant's computer system to become corrupted and unavailable. Damages will be contested by Emtec, as will liability. At December 31, 2000, the case is in the discovery phase.

11. Supplemental Cash Flow Information

    Cash paid for interest and income taxes were as follows:

                                   2000          1999         1998
                                   ----          ----         ----

            Interest            $ 731,723     $ 770,573    $ 746,615

            Income Taxes        $ 168,030     $ 104,149    $     883

12. Discontinued Operations

    During fiscal 2000, the Company completed the sale of assets of its two South Carolina locations (Greenville and Charleston) to a company formed by some of its prior employees. The Company incurred a loss of $971, net of an income tax benefit of $613 on the disposition of the assets. Financial information with respect to the discontinued operations is summarized as follows:


                                           2000         1999         1998
                                           ----         ----         ----

         Net revenues                 $ 7,606,953  $ 13,090,516  $ 8,218,964

         Cost of revenues               6,551,899    11,001,801    7,005,653
                                      -----------  ------------  -----------

         Gross profit                   1,055,054     2,088,715    1,213,311

         Operating expenses             2,063,100     2,277,605    1,647,783
                                      -----------  ------------  -----------

         Loss before income taxes      (1,008,046)   (  188,890)  (  434,472)

         Income tax benefit            (  390,016)   (   17,362)         -
                                      -----------  ------------  -----------

         Net Loss from
          Discontinued Operations     $(  618,030)  $(  171,528) $(  434,472)
                                      ===========  ============  ===========

13. Segment Information

    The Company has organized business segments based upon branch office locations in the Mid-Atlantic and Southeastern United States. These branch office locations offer similar business information systems services with the exception of the educational services unit at the Atlanta, GA office. The Company started a new e-business solutions segment in fiscal 2000 at the Atlanta, GA and Mt. Laurel, NJ locations.

    TheCompany has adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information"(SFAS No. 131). Operating segments are defined by SFAS No. 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Emtec's chief operating decision maker is the Chief Executive Officer of the Company. The Company's reportable operating segments include the individual branch offices as outlined below and the educational and e-business units. The educational unit services schools, kindergarten through 12th grade. The e-business unit is focused on marketing internet business solutions. The branch offices in Greenville and Charleston, South Carolina which discontinued operations in fiscal 2000 as described in Note 12 have been combined as one reportable segment. The accounting policies of the segments are the same as those described in Note 1. The Company had no intersegment revenues for the three years in the period ended March 31, 2000. The company allocates corporate overhead to segments based upon a combination of revenues earned and the number of employees attributable to each segment. The following is financial information relating to the operating segments:

       For years ended March 31:         2000           1999          1998
                                         ----           ----          ----
       External Sales
       Mt. Laurel, NJ               $  19,480,769  $  16,846,512  $ 15,963,403
       Cranford, NJ                    29,003,759     28,639,312    32,192,589
       Atlanta, GA                     29,521,736     19,252,643    12,507,915
       Greenville/Charleston, SC        7,606,953     13,090,516     8,218,964
       Norwalk, CT                      5,125,806         64,987         -
       Education-Atlanta               17,620,420     26,879,592    16,609,576
       e-Business                           -              -             -
                                    -------------  -------------  ------------
           Total External Sales     $ 108,359,443  $ 104,773,562  $ 85,492,447
                                    =============  =============  ============

       Interest Expense
       Mt. Laurel, NJ               $     109,029  $     109,598  $    117,632
       Cranford, NJ                       188,810        173,987       316,822
       Atlanta, GA                        156,318        103,148        78,195
       Greenville/Charleston, SC           55,548         63,612        63,867
       Norwalk, CT                         35,273          1,349          -
       Education-Atlanta                  177,104        320,642       141,065
       e-Business                            -              -             -
                                    -------------  -------------  ------------
       Allocated Interest Expense         722,082        772,336       717,581
       Unallocated Interest Expense        12,752          5,129        28,139
                                    -------------  -------------  ------------
           Total Interest Expense   $     734,834  $     777,465  $    745,720
                                    =============  =============  = ==========
       Depreciation and Amortization
       Mt. Laurel, NJ               $      92,585  $      69,960  $     91,813
       Cranford, NJ                        95,028        135,288       103,045
       Atlanta, GA                         77,927         63,072        54,783
       Greenville/Charleston, SC           33,303         47,604        34,299
       Norwalk, CT                          1,397          -              -
       Education-Atlanta                    1,223          6,000         7,215
       e-Business                            -             -              -
                                    -------------  -------------  ------------
       Allocated Depreciation
         and Amortization                 301,463        321,924       291,155
       Unallocated Depreciation
         and Amortization                  85,598         60,501        78,549
                                    -------------  -------------  ------------
           Total Depreciation
             and Amortization       $     387,061  $     382,425  $    369,704
                                    =============  =============  ============
       Operating Profit/(Loss)
       Mt. Laurel, NJ               $      70,729  $(    413,703) $(   533,764)
       Cranford, NJ                  (     61,993)       537,820       368,884
       Atlanta, GA                   (    374,670)  (    663,693)  (    55,513)
       Greenville/Charleston, SC     (  1,008,046)  (    188,890)  (   434,472)
       Norwalk, CT                   (    140,350)  (     95,275)         -
       Education-Atlanta                1,211,918      2,119,215       789,345
       e-Business                    (    355,933)         -              -
                                    -------------  -------------  ------------
       Not Segment Operating
         Profit (Loss)               (    658,345)     1,295,474       134,480
       Over (Under) Allocated
         Corporate Expenses               292,621   (    376,811)  (   114,720)
                                    -------------  -------------  ------------
           Total Operating Profit/
          (Loss) Before Income
             Taxes                  $(    365,724) $     918,663  $     19,760
       Loss From Sale of
         Greenville/Charleston       (      1,584)         -              -
       Total Income Tax Benefit
         (Expense)                         64,311        118,723          -
                                    -------------  -------------  ------------
            Net Income (Loss)       $(    302,997) $     799,940  $     19,760
                                    =============  =============  ============

14. Subsequent Event

    At January 17, 2001, the Company was acquired by American Geological Enterprises, Inc. ("AGE") through an exchange of stock at a ratio of .9753 shares of AGE stock for 1 share of Company stock whereas AGE issued stock to the shareholders of the Company in exchange for stock representing 100% of the outstanding shares of the Company. Pursuant to the acquisition agreement, AGE changed its name to Emtec, Inc. and a majority of the directors and officers of the former AGE resigned in favor of the directors and officers of the Company. Emtec, Inc. intends to seek a listing of its common stock on NASDAQ's Over-The-Counter Bulletin Board. Immediately after the transaction, the stock ownership of Emtec, Inc. {formerly AGE} was as follows:

                                                    Shares     Percent
                                                    ------     -------

         Original shareholders                    1,380,997      19.5
           (including public owners)

         Transaction brokers                        370,000       5.2

         Former shareholders of the Company       5,329,501      75.3
                                                  ---------     -----
         Total                                    7,080,498     100.0
                                                  =========     =====

    Because the former shareholders of the Company acquired control of Emtec, Inc.{formerly AGE}, the transaction is considered a "reverse acquisition" by the Company for accounting purposes. The Company is treated as the accounting acquirer of Emtec, Inc. {formerly AGE}, the legal acquirer. The business combination shall be accounted for as a purchase under Accounting Principles Board Opinion No. 16 "Business Combinations" (APB No. 16).

                                   EMTEC, INC.
                                BALANCE SHEETS              (UNAUDITED)
                           DECEMBER 31, 2000 AND 1999


                                                    2000           1999
                                                    ----           ----
    Assets

Current Assets
Cash and cash equivalents                     $     86,851  $    209,705
Marketable securities                               13,149         5,310
Receivables:
  Trade, less allowance
   for doubtful accounts                        14,663,228    20,493,121
  Others                                         1,543,879     1,667,185
Inventories                                      1,509,853     1,613,526
Prepaid expenses                                   315,499       567,070
                                              ------------  ------------
    Total Current Assets                        18,132,459    24,555,917
                                              ------------  ------------

Property and Equipment

Equipment                                        2,257,431     1,587,375
Furniture and fixtures                             230,722       230,637
Leasehold improvements                             107,917        86,320
Vehicles                                            66,745        65,103
                                              ------------  ------------
                                                 2,662,815     1,969,435
Less accumulated depreciation                    1,837,514     1,618,555
                                              ------------  ------------
    Net Property and Equipment                     825,301       350,880
                                              ------------  ------------
Other Assets                                       184,248       197,054
                                              ------------  ------------

    Total Assets                              $ 19,142,008  $ 25,103,851
                                              ============  ============


                 The accompanying notes are an integral part of
                           these financial statements.

                                   EMTEC, INC.
                                  BALANCE SHEETS                  (UNAUDITED)
                           DECEMBER 31, 2000 AND 1999


                                                     2000          1999
                                                     ----          ----

    Liabilities and Shareholders' Equity

Current Liabilities

Line of credit                                  $ 9,563,175  $ 7,779,402
Due to related parties                               19,000       19,000
Accounts payable                                  5,848,793   11,620,219
Income taxes payable                                  -           89,443
Accrued liabilities                               1,077,941    1,788,242
Deferred revenue                                  1,065,767    1,055,717
                                                -----------  -----------

    Total Current Liabilities                    17,574,676   22,352,023
                                                -----------  -----------

Shareholders' Equity

Common stock, no par value;
  25,000,000 shares authorized;
  5,704,683 shares issued at
  December 31, 2000 and 1999                      1,431,171    1,431,171
Accumulated other comprehensive income                1,776        -
Retained Earnings                                   197,385    1,383,657
                                                -----------  -----------
                                                  1,630,332    2,814,828

Less cost of treasury stock (240,000 shares)         63,000       63,000
                                                -----------  -----------
    Total Shareholders' Equity                    1,567,332    2,751,828
                                                -----------  -----------

    Total Liabilities and
      Shareholders' Equity                      $19,142,008  $25,103,851
                                                ===========  ===========


                 The accompanying notes are an integral part of
                           these financial statements.

                                   EMTEC, INC.
                             STATEMENTS OF OPERATIONS             (UNAUDITED)
                  NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999

                                                                2000           1999
                                                                ----           ----
Revenues
   Procurement services                                    $ 60,104,527   $ 69,376,368
   Service and consulting                                    10,984,204      8,562,636
                                                           ------------   ------------
      Total Revenues                                         71,088,731     77,939,004
                                                           ------------   ------------
Cost of Revenues
   Procurement services                                      53,795,330     61,890,761
   Service and consulting                                     8,768,527      6,295,408
                                                           ------------   ------------
      Total Cost of Revenues                                 62,563,857     68,186,169
                                                           ------------   ------------
Gross Profit
   Procurement services                                       6,309,197      7,485,607
   Service and consulting                                     2,215,677      2,267,228
                                                           ------------   ------------
       Total Gross Profit                                     8,524,874      9,752,835
                                                           ------------   ------------
Operating Expenses
   Sales, general and
    administrative expenses                                   7,607,758      8,209,714
   Termination costs                                             90,000        113,474
   Interest expense                                             554,917        519,691
   Startup costs, E-Business                                    909,573          -
                                                           -------------- ------------
       Total Operating Expenses                               9,162,248      8,842,879
                                                           ------------   ------------
Income (Loss) from continuing operations                    (   637,374)       909,956
                                                           ------------   ------------
Other Income (Expense)
   Legal settlement income, net of costs                        175,110          -
   Loss from disposition of marketable securities           (   149,285)         -
                                                           ------------   ------------
       Total Other Income (Expense)                              25,825          -
                                                           ------------   ------------
Income (Loss) From Continuing Operations
  Before Income Taxes                                       (   611,549)       909,956
                                                           ------------   ------------
Income Taxes                                                      -            259,692
                                                           ------------   ------------
Income (Loss) from Continuing Operations,
   net of income taxes                                      (   611,549)       650,264

Loss from Discontinued Operations,
   net of income taxes                                      (    63,916)   (   442,455)
                                                           ------------   ------------

Net Income (Loss)                                          $(   675,465)   $   207,809
                                                           ============   ============

Income (loss) per share from Continuing
   Operations {basic and diluted}                            $( 0.112)      $ 0.114

Net Income (Loss) per share
   {basic and diluted}                                       $( 0.124)      $ 0.036

Weighted Average Number of Shares
  Outstanding {basic and diluted}                            5,464,683      5,701,192


                 The accompanying notes are an integral part of
                           these financial statements.

                                   EMTEC, INC.
                             STATEMENTS OF CASH FLOWS              (UNAUDITED)
                  NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999



                                                                   2000         1999
                                                                   ----         ----
Cash Flows From Operating Activities

Net income (loss) for the nine months                        $(  675,465) $    207,809

Adjustments to Reconcile Net Income
  (Loss) To Net Cash Provided By
  Operating Activities
Depreciation and amortization                                    286,421       270,068
Marketable securities received as legal settlement income     (  158,084)        -
Loss from marketable securities                                  149,285         -

Changes In Operating Assets and
  Liabilities
Increase in marketable securities                                  -       (     5,310)
Decrease in receivables                                        1,816,307     2,086,389
Increase in inventories                                       (  418,390)  (   659,209)
Decrease (increase) in prepaid expenses                          144,191   (   434,587)
Decrease in other assets                                           7,234        19,345
Decrease in accounts payable                                  (2,330,954)  ( 3,716,515)
Increase in income taxes payable                                   -            78,888
Decrease in customer deposits                                 (  358,000)  (   634,000)
Decrease in accrued liabilities                               (   67,658)  (   116,508)
(Decrease) increase in deferred revenue                       (   76,784)      411,864
                                                             -----------  ------------
Net Cash Used In Operating Activities                         (1,681,897)  ( 2,491,766)
                                                             -----------  ------------
Cash Flows Used In Investing Activities
Purchase of equipment                                         (  170,099)  (    92,723)
                                                             -----------  ------------
Net Cash Used In Investing Activities                         (  170,099)  (    92,723)
                                                             -----------  ------------
Cash Flows From Financing Activities
Net increase in line of credit                                 1,252,434     2,024,588
Purchased treasury stock                                                   (    63,000)
                                                             -----------  ------------
Net Cash Provided By Financing Activities                      1,252,434     1,961,588
                                                             -----------  ------------
Net Decrease in Cash and Cash Equivalents                     (  599,562)  (   622,901)

Beginning Cash and Cash Equivalents                              686,413       832,606
                                                             -----------  ------------

Ending Cash and Cash Equivalents                             $    86,851  $    209,705
                                                            ============  ============

                    The accompanying notes are an integral
                      part of these financial statements.

                                EMTEC, INC.
                      NOTES TO FINANCIAL STATEMENTS             (UNAUDITED)
                  NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999




1.)   Basis of Presentation

      The financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended December 31, 2000 are not necessarily indicative of the results that may be expected for the year ended March 31, 2001. For further information, refer to the other financial statements and footnotes thereto included in this Form 8-K/A.


2.)   Reverse Acquisition

      At January 17, 2001, the Company was acquired by American Geological Enterprises, Inc. ("AGE") through an exchange of stock at a ratio of .9753 shares of AGE stock for 1 share of Company stock whereas AGE issued stock to the shareholders of the Company in exchange for stock representing 100% of the outstanding shares of the Company. Pursuant to the acquisition agreement, AGE changed its name to Emtec, Inc. and a majority of the directors and officers of the former AGE resigned in favor of the directors and officers of the Company. Emtec, Inc. intends to seek a listing of its common stock on NASDAQ's Over-The-Counter Bulletin Board. Immediately after the transaction, the stock ownership of Emtec, Inc. {formerly AGE} was as follows:

                                                   Shares       Percent
                                                   ------       -------
         Original shareholders                    1,380,997      19.5
           (including public owners)

         Transaction brokers                        370,000       5.2

         Former shareholders of the Company       5,329,501      75.3
                                                  ---------     -----
         Total                                    7,080,498     100.0
                                                  =========     =====


      Because the former shareholders of the Company acquired control of Emtec, Inc.{formerly AGE}, the transaction is considered a "reverse acquisition" by the Company for accounting purposes. The Company is treated as the accounting acquirer of Emtec, Inc. {formerly AGE}, the legal acquirer. The business combination shall be accounted for as a purchase under Accounting Principles Board Opinion No. 16 "Business Combinations" (APB No. 16).

3.)   Stock-Based Compensation

      Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has adopted Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123.

      All stock options granted for the nine months ended December 31, 2000 and 1999 were determined to have a fair value of zero. The exercise price of these options was set at $1 per share, an amount in excess of 150% of the fair value of the underlying stock. Therefore, no options granted during the nine month periods have been exercised as of December 31, 2000. A pro forma presentation of compensation cost and earnings per share is not required due to the zero fair value determination. At September 23, 1996, options to purchase 372,895 shares were issued primarily to the founders of the Company at an exercise price of $.48 per share. At December 31, 2000, 166,227 of these founder options were outstanding. Option activity is summarized in the following table.


          Options outstanding - April 1, 2000                    424,082

          For the nine months ended December 31, 2000:

          Options granted                                        218,407
          Options exercised                                            0
          Options forfeited or expired                          ( 49,500)
                                                                 -------
          Options outstanding - December 31, 2000                592,989
                                                                 =======


4.)   Net Income (Loss) per Share

      The net income (loss) per share and the income per share from continuing operations computations have been made in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No.
      128). These per share computations use the weighted average number of shares outstanding during the period. SFAS No. 128 requires a separate presentation of diluted income per share from continuing operations and diluted net income per share for the potential dilutive effect of securities such as stock options. The Company maintains a stock option plan as discussed in Note 3. However, based upon the pricing of the options in excess of the underlying value of the Company stock during the nine months ended December 31, 2000 and 1999, the stock options are antidilutive. Therefore, there is no separate presentation of diluted net income per share.

5.)   Litigation

      In a previous year Emtec Inc. instituted litigation against two companies (defendants) that were in discussions with Emtec about a possible merger. The complaint in the action charged the two companies for breach of contract, interference with business relationships and misappropriation of trade secrets. The parties settled the litigation in June 2000. Under terms of the settlement, the Company received a $350,000 cash payment and 333,116 shares of the defendant's common stock with a market value of $176,885 at date of settlement. Legal and other costs of litigation reduced net settlement income to $175,110. The Company has recorded a loss of $149,285 related to a permanent decline in the value of the securities received in this settlement during the nine months ended December 31, 2000.

      In 1999 Emtec, Inc. instituted litigation against a company (defendant) for breach of contract action in an amount approximating $50,000. The defendant has stated a counter claim in excess of $8 million for damages resulting from Emtec's alleged negligence, causing the defendant's computer system to become corrupted and unavailable. Damages will be contested by Emtec, as will liability. At December 31, 2000, the case is in the discovery phase.

6.)   Financing Agreements

      The Company has available a $15,000,000 revolving line of credit under a business financing agreement whereas the Company may borrow on 85% of its eligible trade receivables and 95% on its eligible inventory value. Eligible inventory value is defined as 100% of the total aggregate wholesale inventory price financed by the creditor that is unsold and in the Company's possession and control at each inventory report date. At December 31, 2000, the Company had approximately $3,300,000 available under the terms of the agreement. Interest on the borrowings is charged monthly at 0.50% over the existing prime rate. Substantially all Company assets collateralize amounts borrowed. The lending agreement contains financial covenants that require the Company to maintain a minimum current ratio, a minimum total liabilities to net worth ratio and minimum results of operations. The credit line may be renewed for another year or terminated at the option of either the Company or the lender at September 23, 2001. Currently, the company is in negotiations with its lender to revise financial covenants and obtain a waiver for the fiscal 2001 net profit covenant.

7.)   Income Taxes

      Income taxes (benefit) consisted of the following for the nine months ended December 31, 2000 and 1999:


                                            2000         1999
                                            ----         ----
             Continuing Operations
                  Current taxes
                    Federal             $    -      $  236,084
                    State                    -          23,608
                                        ---------      -------
                                             -         259,692
                  Deferred taxes
                    Federal                  -            -
                                        ---------      -------
                                             -         259,692
             Discontinued Operations
                  Current benefit
                    Federal                  -        (244,619)
                    State                    -        ( 34,601)
                                        ---------   ----------
                                        $    -      $ (279,220)
                                        ---------   ----------

             Net Income Tax Benefit     $    -      $ ( 19,528)
                                        =========   ---=======



8.)   Discontinued Operations

      During fiscal 2000, the Company completed the sale of assets of its two South Carolina locations (Greenville and Charleston) to a company formed by some of its prior employees. The Company recorded an additional loss from discontinued operations of $63,916 for the nine months ended
      December 31, 2000. The loss from discontinued operations of $63K this year is mainly due to some lease payments, contracted advertising expenses and additional reserve for bad-debt allowance.

9.)   Segment Information

      The following is financial information relating to the operating segments:



       Nine months ended Dec. 31:             2000              1999
                                              ----              ----
       External Sales
       Mt. Laurel, NJ                    $  13,173,890     $  16,195,149
       Cranford, NJ                         30,594,796        20,233,200
       Atlanta, GA                          16,341,537        25,253,092
       Greenville/Charleston, SC                 -             6,508,171
       Norwalk, CT                           1,988,311         3,523,098
       Education-Atlanta                     8,981,447        12,734,465
       e-Business                                8,750             -
                                         -------------     -------------
            Total External Sales         $  71,088,731     $  84,447,175
                                         =============     =============
       Interest Expense
       Mt. Laurel, NJ                    $     101,299     $      87,389
       Cranford, NJ                            228,215           131,946
       Atlanta, GA                             118,308           117,560
       Greenville/Charleston, SC                  -               46,884
       Norwalk, CT                              24,417            22,381
       Education-Atlanta                        59,288           147,306
       e-Business                                 -                 -
                                         -------------     -------------
       Allocated Interest Expense              531,527           553,466
       Unallocated Interest Expense             23,390            13,109
                                         -------------     -------------
           Total Interest Expense        $     554,917     $     566,575
                                         =============     =============
       Depreciation and Amortization
       Mt. Laurel, NJ                    $      51,000     $      48,980
       Cranford, NJ                             98,314            93,896
       Atlanta, GA                              45,848            43,826
       Greenville/Charleston, SC                  -               35,603
       Norwalk, CT                               8,000              -
       Education-Atlanta                         4,400             4,500
       e-Business                                 -                 -
                                         -------------     -------------
       Allocated Depreciation
         and Amortization                      207,562           226,805
       Unallocated Depreciation
         and Amortization                       78,859            43,263
                                         -------------     -------------
           Total Depreciation
             and Amortization            $     286,421     $     270,068
           ------------------            =============     =============

       Operating Profit/(Loss)
       Mt. Laurel, NJ                    $(    425,082)     $    259,448
       Cranford, NJ                            513,929       (    76,549)
       Atlanta, GA                        (    164,498)      (   108,005)
       Greenville/Charleston, SC          (     63,916)      (   721,675)
       Norwalk, CT                        (    298,929)      (   144,701)
       Education-Atlanta                       646,531           905,491
       e-Business                         (    909,308)            -
                                         -------------     ------------
       Not Segment Operating
         Profit (Loss)                    (    701,273)          114,009
       Over (Under) Allocated
       Corporate Expenses                 (         17)           74,272
                                         -------------     -------------

       Net Income (Loss) from Operations  (    701,290)          188,281
       Other Income                             25,825              -
       Income Tax Benefit                 (       -   )      (    19,528)
                                         -------------     -------------

       Net Income (Loss)                  (    675,465)          207,809
                                         =============     =============

                                   EMTEC, INC.
                (Formerly AMERICAN GEOLOGICAL ENTERPRISES, INC.)
                          PRO FORMA FINANCIAL STATEMENTS             (UNAUDITED)



The Company's pro forma financial statements give effect to the January 17, 2001 acquisition by Emtec, Inc. {Delaware Corp - formerly American Geological Enterprises, Inc. ("AGE")} of Emtec, Inc. {New Jersey Corp} as set forth in Note
(1), as if such transaction had occurred at December 31, 2000 for pro forma balance sheet purposes and as if such transaction had occurred at the beginning of the periods presented for the purposes of the pro forma statements of operations. Because the former shareholders of Emtec, Inc. {NJ Corp} end up with control of Emtec, Inc. {formerly AGE}, the transaction is considered a "reverse acquisition" purchase by Emtec, Inc. {NJ Corp} of Emtec, Inc. {formerly AGE}. Emtec, Inc. {NJ Corp} has a March 31 fiscal year, whereas Emtec, Inc. {formerly AGE} had a December 31 fiscal year. Therefore, the pro forma statements of operations combine the years ended March 31, 2000 and December 31, 1999 and the nine months ended December 31, 2000 and September 30, 2000.

The historical financial statements of Emtec, Inc. {NJ Corp} are the historical financial statements of the combined Company. The pro forma financial statements and accompanying Notes 1 and 2 should be read in conjunction with a reading of the financial statements of Emtec, Inc. {NJ Corp.} and Emtec, Inc. {formerly AGE}. All pro forma adjustment note references pertain to Note 2.

                                   EMTEC, INC.
                {Formerly AMERICAN GEOLOGICAL ENTERPRISES, INC.}
                               PRO FORMA BALANCE SHEET               (UNAUDITED)
                                  DECEMBER 31, 2000



                                               Historical

                                      Emtec, Inc.   Emtec, Inc.
                                      (New Jersey   (Delaware Corp)    Pro Forma          Pro Forma
                                      Corp)         (Formerly AGE)     Adjustments        Totals
                                      -----------   --------------     -----------        ------

    Assets
Current Assets

Cash and cash equivalents            $     86,851     $ 1,017,205      $     -          $  1,104,056
Marketable securities                      13,149         222,308            -               235,457
Receivables:
  Trade, less allowance
   for doubtful accounts               14,663,228          19,625            -            14,682,853
  Others                                1,543,879           1,276            -             1,545,155
Inventories                             1,509,853           -                -             1,509,853
Prepaid expenses                          315,499              73            -               315,572
                                     ------------     -----------      -----------      ------------
    Total Current Assets               18,132,459       1,260,487            -            19,392,946

Investments in Geothermal Power Unit        -             602,280       (   46,613)(a)       555,667
Marketable securities                                      70,697            2,197 (a)        72,894

Net Property and Equipment                825,301           -                -               825,301

Other Assets                              184,248           -                -               184,248
                                     ------------     -----------      -----------      ------------
    Total Assets                     $ 19,142,008     $ 1,933,464      $(   44,416)     $ 21,031,056
                                     ============     ===========      ===========      ============

    Liabilities and Shareholders' Equity

Current Liabilities

Line of credit                       $  9,563,175     $     -          $     -          $  9,563,175
Accounts payable                        5,848,793          53,946            -             5,902,739
Other current liabilities               2,162,708           9,093            -             2,171,801
                                     ------------     -----------      -----------      ------------

    Total Current Liabilities          17,574,676          63,039            -            17,637,715

Deferred income taxes                       -              68,948       (   10,834)(a)        58,114
Deferred revenue                            -             852,535            -               852,535
                                     ------------     -----------      -----------      ------------
    Total Liabilities                  17,574,676         984,522       (   10,834)       18,548,364
                                     ------------     -----------      -----------      ------------
Shareholders' Equity

Common stock                            1,431,171          13,810       (1,374,176)(a)(b)     70,805
Additional paid-in capital                  -             600,411        1,675,315 (b)     2,275,726
Accumulated other comprehensive
  income                                    1,776           9,506       (    9,506)(b)         1,776
Retained Earnings                         197,385         325,215       (  325,215)(b)       197,385
                                     ------------     -----------      -----------      ------------
                                        1,630,332         948,942       (   33,582)        2,545,692
Less cost of treasury stock                63,000           -                 -               63,000
                                     ------------     -----------      -----------      ------------

    Total Shareholders' Equity          1,567,332         948,942       (   33,582)        2,482,692
                                     ------------     -----------      -----------      ------------


    Total Liabilities and
      Shareholders' Equity           $ 19,142,008     $ 1,933,464       (   44,416)     $ 21,031,056
                                     ============     ===========      ===========      ============

                                   EMTEC, INC.
                {Formerly AMERICAN GEOLOGICAL ENTERPRISES, INC.}
                        PRO FORMA STATEMENT OF OPERATIONS            (UNAUDITED)


                                              Historical

                                      Emtec, Inc.     Emtec, Inc.
                                      (New Jersey     (Delaware Corp)     Pro Forma       Pro Forma
                                      Corp)           (Formerly AGE)      Adjustments     Totals
                                      -----------     --------------      -----------     ------
Year Ended:                           March 31, 2000  December 31, 1999
----------                            --------------  -----------------

Total Revenues                        $ 100,752,490      $ 172,034          $  -        $100,924,524

Total Cost of Revenues                   88,109,628         86,058           (1,942)(c)   88,193,744
                                      -------------      ---------          -------     ------------
     Total Gross Profit                  12,642,862         85,976            1,942       12,730,780
                                      -------------      ---------          -------     ------------
Operating Expenses

Sales, general & administrative
  expenses                               10,890,841         79,560             -          10,970,401
Termination costs                            74,480           -                -              74,480
Interest expense                            679,286           -                -             679,286
Startup costs; E-Business                   355,933           -                -             355,933
                                      -------------      ---------          -------     ------------
     Total Operating Expenses            12,000,540         79,560             -          12,080,100
                                      -------------      ---------          -------     ------------
Income From Continuing
  Operations                                642,322          6,416            1,942          650,680
                                      -------------      ---------          -------     ------------
Other Income
Interest income                              -              31,838             -              31,838
Dividend income                              -              12,756             -              12,756
Royalties                                    -                 404             -                 404
                                      -------------      ---------          -------     ------------
     Total Other Income                      -              44,998             -              44,998
                                      -------------      ---------          -------     ------------
Income From Continuing
  Operations Before Income Taxes            642,322         51,414            1,942          695,678

Income taxes                                326,318          7,505              486(c)       334,309
                                      -------------      ---------          -------     ------------
Income From Continuing
  Operations, Net of Income Taxes           316,004         43,909            1,456          361,369

Loss from discontinued operations,
  net of income taxes                  (    618,030)          -                -        (    618,030)
Loss on sale of discontinued
  operations, net of income taxes      (        971)          -                -        (        971)
                                      -------------      ---------          -------    -------------
Net Income (Loss)                     $(    302,997)     $  43,909          $ 1,456    $(    257,632)
                                      =============      =========          =======    =============

Income per share
  from continuing operations                             $  0.032                      $       0.050
  (basic and diluted)

Net income (loss) per share                              $  0.032                      $(      0.036)
  (basic and diluted)

Weighted average number
  of shares outstanding                                  1,380,997                         7,254,493
  (basic and diluted)

                                   EMTEC, INC.
                {Formerly AMERICAN GEOLOGICAL ENTERPRISES, INC.}
                          PRO FORMA STATEMENT OF OPERATIONS          (UNAUDITED)



                                              Historical

                                                      Emtec, Inc.
                                   Emtec, Inc.        (Delaware Corp)     Pro Forma       Pro Forma
                                  (New Jersey Corp)   (Formerly AGE)      Adjustments     Totals
                                  -----------------   --------------      -----------     ------

Nine Months Ended:                 December 31, 2000  September 30, 2000
-----------------                  -----------------  ------------------
Total Revenues                        $71,088,731         $128,860          $  -         $71,217,591

Total Cost of Revenues                 62,563,857           64,605           (1,457)(c)   62,627,005
                                      -----------         --------          -------      -----------
     Total Gross Profit                 8,524,874           64,255            1,457        8,590,586
                                      -----------         --------          -------      -----------
Operating Expenses

Sales, general & administrative
  expenses                              7,607,758           27,151             -           7,634,909
Termination costs                          90,000             -                -              90,000
Interest expense                          554,917             -                -             554,917
Startup costs; E-Business                 909,573             -                -             909,573
                                      -----------         --------          -------      -----------
     Total Operating Expenses           9,162,248           27,151             -           9,189,399
                                      -----------         --------          -------      -----------

Income (Loss) From Continuing
  Operations                          (   637,374)          37,104            1,457      (   598,813)
                                      -----------         --------          -------      -----------

Other Income (Expense)

Legal settlement income, net of costs     175,110             -                -             175,110
Loss from marketable securities       (   149,285)            -                -         (   149,285)
Interest income                                             21,772             -              21,772
Dividend income                            -                 6,078             -               6,078
Royalties                                  -                    96             -                  96
                                      -----------         --------          -------      -----------
     Total Other Income (Expense)          25,825           27,946             -              53,771
                                      -----------         --------          -------      -----------

Income (Loss) From Continuing
  Operations Before Income Taxes      (   611,549)          65,050            1,457      (   545,042)

Income taxes                               -                16,940              364 (c)       17,304
                                      -----------         --------          -------      -----------
Income (Loss) From Continuing
  Operations, Net of Income Taxes     (   611,549)          48,110            1,093      (   562,346)

Loss from discontinued operations,
  net of income taxes                 (    63,916)            -                -         (    63,916)
Loss on sale of discontinued
  operations, net of income taxes          -                  -                -               -
                                      -----------         --------          -------     ------------

Net Income (Loss)                    $(   675,465)        $ 48,110          $ 1,093     $(   626,262)
                                     ============         ========          -------     ------------

Income (loss) per share from
  continuing operations                                   $  0.035                      $(     0.079)
  (basic and diluted)

Net income (loss) per share                               $  0.035                      $(     0.088)
  (basic and diluted)

Weighted average number
  of shares outstanding                                   1,380,997                        7,080,498
  (basic and diluted)

                                   EMTEC, INC.
                (FORMERLY AMERICAN GEOLOGICAL ENTERPRISES, INC.)
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS         (UNAUDITED)



1.  Acquisition of Emtec, Inc. {NJ Corp}

    At January 17, 2001, Emtec, Inc. {NJ Corp} was acquired by American Geological Enterprises, Inc. ("AGE") through an exchange of stock at a ratio of .9753 shares of AGE stock for 1 share of Emtec, Inc. {NJ Corp} stock whereas AGE issued stock to the shareholders of the Emtec, Inc. {NJ Corp} in exchange for stock representing 100% of the outstanding shares of the Emtec, Inc. {NJ Corp}. Pursuant to the acquisition agreement, AGE changed its name to Emtec, Inc. and a majority of the directors and officers of the former AGE resigned in favor of the directors and officers of the Emtec, Inc. {NJ Corp}. Emtec, Inc. intends to seek a listing of its common stock on NASDAQ's Over-The-Counter Bulletin Board. Immediately after the transaction, the stock ownership of Emtec, Inc. {formerly AGE} was as follows:


                                                    Shares     Percent
                                                    ------     -------

         Original shareholders                    1,380,997      19.5
           (including public owners)

         Transaction brokers                        370,000       5.2

         Former shareholders of the Company       5,329,501      75.3
                                                  ---------     -----
         Total                                    7,080,498     100.0
                                                  =========     =====

    Because the former shareholders of the Emtec, Inc. {NJ Corp} acquired control of Emtec, Inc.{formerly AGE}, the transaction is considered a "reverse acquisition" by Emtec, Inc. {NJ Corp} for accounting purposes. The Company is treated as the accounting acquirer of Emtec, Inc. {formerly AGE}, the legal acquirer.

2.) Pro Forma Adjustments

       a.) The Company shall account for the reverse acquisition as a purchase under Accounting Principles Board Opinion No. 16 "Business Combinations" (APB No. 16). APB No. 16 states that assets acquired for issuances of stock should be stated at "cost" when acquired and cost may be determined by the fair value of the consideration given or by the fair value of the property acquired, whichever is more clearly evident. Due to inactive trading of Company stock, the Company has determined cost based upon the fair value of the property acquired including direct costs of acquisition. Pro forma adjustments pertaining to the costs of purchase of the assets and liabilities of Emtec, Inc. {formerly AGE} and the effect of the measurement of fair value on the net deferred tax liability are presented on the pro forma balance sheet.

       b.) A pro forma adjustment is presented on the pro forma balance sheet to reflect the change of the capital structure of Emtec, Inc. {NJ Corp} to correspond with the capital structure of its legal parent company, Emtec, Inc. {formerly AGE}. Common stock is stated based upon pro forma outstanding shares and the par value per share of the legal parent company. Pro forma retained earnings are those of Emtec, Inc. {NJ Corp}, the accounting acquirer.

       c.) A pro forma adjustment is presented in the pro forma statements of operations to account for the reduction in amortization expense attributable to the determination of the purchase cost of the investment in geothermal power unit as an amount below its prior balance sheet value. The tax effect of the amortization reduction is also presented as a pro forma adjustment.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 17, 2001                        EMTEC, INC.


                                            By:/s/ John P. Howlett
                                               -------------------------------
                                               John P. Howlett, Chairman,
                                               President and Chief
                                               Executive Officer